Exhibit 99(d)

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Members of:

British Sky Broadcasting Group plc

Grant Way

Isleworth

Middlesex

TW7 5QD

We have audited the accompanying consolidated balance sheets of British Sky Broadcasting Group plc as at June 30, 2002 and 2001, and the related consolidated profit and loss accounts, consolidated statements of total recognized gains and losses, and consolidated cash flow statements for each of the three years in the period ended June 30, 2002, and notes thereto. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at June 30, 2002 and 2001, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss for each of the three years in the period ended June 30, 2002 and determination of the consolidated shareholders’ (deficit) funds as at June 30, 2001 and 2002, to the extent summarized in Note 28 to the consolidated financial statements.

/S/ DELOITTE & TOUCHE
Deloitte & Touche

London, United Kingdom

July 30, 2002

(October 18, 2002 as to Notes 26, 28, 30 and 31)

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		June 30, 2000				June 30, 2001				June 30, 2002
	Notes	Before goodwill and exceptional items	Goodwill and exceptional items	Total		Before goodwill and exceptional items	Goodwill and exceptional items	Total		Before goodwill and exceptional items	Goodwill and exceptional items	Total
		£m	£m	£m		£m	£m	£m		£m	£m	£m
Turnover: Group and share of joint ventures’ turnover		1,934.7	—	1,934.7		2,530.1	—	2,530.1		2,915.3	—	2,915.3
Less: Share of joint ventures’ turnover		(87.7)	—	(87.7)		(224.1)	—	(224.1)		(139.2)	—	(139.2)

Group turnover	2	1,847.0	—	1,847.0		2,306.0	—	2,306.0		2,776.1	—	2,776.1
Operating expenses, net	3	(1,761.7)	(105.0)	(1,866.7)		(2,145.8)	(67.4)	(2,213.2)		(2,584.6)	(136.5)	(2,721.1)
Operating (loss) profit		85.3	(105.0)	(19.7)		160.2	(67.4)	92.8		191.5	(136.5)	55.0
Share of operating results of joint ventures	5	(121.3)	—	(121.3)		(239.2)	(16.5)	(255.7)		(76.7)	—	(76.7)
Joint ventures’ goodwill amortization, net*	14	—	(14.4)	(14.4)		—	(101.1)	(101.1)		—	(1,069.9)	(1,069.9)
(Loss)/profit on sale of fixed asset investments	4	—	(1.4)	(1.4)		—	—	—		—	2.3	2.3
Share of joint venture’s loss on sale of fixed asset investment	4	—	(14.0)	(14.0)		—	(69.5)	(69.5)		—	—	—
Amounts written off fixed asset investments	4	—	—	—		—	(38.6)	(38.6)		—	(60.0)	(60.0)
(Provision) release of provision for loss on disposal of subsidiary	4	—	—	—		—	(10.0)	(10.0)		—	10.0	10.0

(Loss)/profit on ordinary activities before interest and taxation		(36.0)	(134.8)	(170.8)		(79.0)	(303.1)	(382.1)		114.8	(1,254.1)	(1,139.3)
Interest receivable and similar income	6	10.7	—	10.7		18.2	2.7	20.9		11.1	—	11.1
Interest payable and similar charges	6	(102.6)	—	(102.6)		(153.3)	—	(153.3)		(148.0)	—	(148.0)

Loss on ordinary activities before taxation	7	(127.9)	(134.8)	(262.7)		(214.1)	(300.4)	(514.5)		(22.1)	(1,254.1)	(1,276.2)
Tax on loss on ordinary activities	9	33.5	31.5	65.0		(23.3)	(0.8)	(24.1)		(28.6)	(77.8)	(106.4)

Loss on ordinary activities after taxation		(94.4)	(103.3)	(197.7)		(237.4)	(301.2)	(538.6)		(50.7)	(1,331.9)	(1,382.6)
Equity dividends—paid and proposed	10			—				—				—

Retained loss	24			(197.7)				(538.6)				(1,382.6)

Loss per share—basic and diluted	11			(11.3	p)			(29.2	p)			(73.3	p)

*	Included within joint ventures’ goodwill amortization of £1,069.9 million for the year is £971.4 million in respect of an impairment of KirchPayTV goodwill (see notes 4 and 14).

All results relate to continuing operations.

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

For the three years ended June 30, 2002

	Notes	2000	2001	2002
		£m	£m	£m
Loss for the financial year*	24	(271.5)	(538.6)	(1,382.6)
Net loss on deemed disposals		—	(20.7)	—
Translation differences on foreign currency net investment		4.1	(2.1)	1.4

Total recognized gains and losses relating to the year		(267.4)	(561.4)	(1,381.2)

*	Included within the loss for the year is a £80.9 million loss (2001: £350.0 million loss; 2000: £109.2 million loss) in respect of the Group’s share of the results of joint ventures.

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

		June 30,
	Notes	2001	2002
		£m	£m
Fixed assets Intangible assets	12	789.3	657.4
Tangible assets	13	315.4	343.0
Investments:
Investments in joint ventures: Share of gross assets		270.5	88.7
: Share of gross liabilities		(248.3)	(68.5)
: Joint ventures’ goodwill		1,140.6	—
: Transfer to creditors		0.9	1.6

Total investment in joint ventures	14	1,163.7	21.8
Other fixed asset investments	15	142.2	107.1

Total investments		1,305.9	128.9

		2,410.6	1,129.3

Current assets Stocks	16	424.1	414.2
Debtors: Amounts falling due within one year	17	493.4	400.9
Debtors: Amounts falling due after more than one year	17	324.6	207.0
Cash at bank and in hand		223.6	50.3

		1,465.7	1,072.4

Creditors: Amounts falling due within one year —short-term borrowings	19	(2.1)	(1.5)
—other creditors	19	(988.7)	(903.9)

		(990.8)	(905.4)

Net current assets		474.9	167.0

Total assets less current liabilities		2,885.5	1,296.3

Creditors: Amounts falling due after more than one year —long-term borrowings	20	(1,768.0)	(1,576.9)
—other creditors	20	(13.9)	(16.0)

		(1,781.9)	(1,592.9)

Provisions for liabilities and charges	22	(43.0)	(4.1)

		1,060.6	(300.7)

Capital and reserves—equity Called-up share capital	23	944.4	946.7
Share premium	24	2,377.6	2,409.8
Shares to be issued	24	256.9	255.8
Merger reserve	24	340.8	266.7
Profit and loss account	24	(2,859.1)	(4,179.7)

Total shareholders’ funds (deficit)	24	1,060.6	(300.7)

See notes to consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

		June 30,
	Notes	2000	2001	2002
		£m	£m	£m
Net cash (outflow) inflow from operating activities	a	(232.5)	38.9	249.7

Returns on investments and servicing of finance Interest received and similar income		9.8	4.6	8.8
Interest paid and similar charges on external financing		(73.9)	(118.6)	(141.0)
Interest element of finance lease payments		(0.8)	(1.7)	(0.6)

Net cash outflow from returns on investments and servicing of finance		(64.9)	(115.7)	(132.8)
Taxation Consortium relief (paid) received		(23.6)	(16.2)	22.5

Net cash (outflow) inflow from taxation		(23.6)	(16.2)	22.5
Capital expenditure and financial investment Payments to acquire tangible fixed assets		(57.9)	(133.3)	(100.8)
Payments to acquire fixed asset investments		(48.0)	(25.5)	—
Receipts from sales of fixed asset investments		5.3	—	0.4
Receipt from sales of intangible assets		—	0.2	0.6
Receipt of government grants		0.6	—	—
Purchase of own shares (ESOP)		—	—	(26.9)

Net cash outflow from capital expenditure and financial investment		(100.0)	(158.6)	(126.7)
Acquisition and disposals Purchase of subsidiary undertakings		—	(27.3)	—
New cash acquired with subsidiary undertakings		—	11.7	—
Funding to joint ventures		(79.9)	(137.3)	(11.6)
Repayments of funding from joint ventures		1.7	—	4.8
Net payments made in the acquisition of joint ventures		(333.0)	—	—

Net cash outflow from acquisitions and disposals		(411.2)	(152.9)	(6.8)
Net cash (outflow) inflow before management of liquid resources and financing		(832.2)	(404.5)	5.9

Management of liquid resources (Increase) decrease in short-term deposits	c	(155.0)	85.0	69.5

Financing Proceeds from issue of ordinary shares		359.8	6.5	14.3
Payments made on the issue of ordinary shares		(7.7)	(3.5)	(1.8)
Capital element of finance lease payments	b	0.1	(2.1)	(1.7)
Net increase (decrease) in total debt	b	697.3	359.7	(190.0)

Net cash inflow (outflow) from financing		1,049.5	360.6	(179.2)
Increase (decrease) in cash	c	62.3	41.1	(103.8)

(Increase) decrease in net debt	c	(480.1)	(401.5)	18.4

See notes to consolidated financial statements.

a)  Reconciliation of operating profit (loss) to operating cash flows

	2000			2001			2002
	Before goodwill and exceptional items	Goodwill and exceptional items	Total	Before goodwill and exceptional items	Goodwill and exceptional items	Total	Before goodwill and exceptional items	Goodwill and exceptional items	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit (loss)	85.3	(105.0)	(19.7)	160.2	(67.4)	92.8	191.5	(136.5)	55.0
Depreciation (see note 13)	48.9	3.1	52.0	64.1	7.0	71.1	81.1	—	81.1
Amortization of goodwill and other intangible fixed assets (see note 12)	—	—	—	—	44.3	44.3	0.1	118.3	118.4
Amortization of government grants	(1.3)	—	(1.3)	(0.1)	—	(0.1)	(0.1)	—	(0.1)
Deferred revenue released	(2.2)	—	(2.2)	(4.2)	—	(4.2)	(0.7)	—	(0.7)
(Increase) decrease in stock	(73.3)	3.9	(69.4)	(43.1)	—	(43.1)	9.9	—	9.9
(Increase) decrease in debtors	(177.7)	6.4	(171.3)	(23.4)	—	(23.4)	77.9	22.3	100.2
Increase (decrease) in creditors	159.3	—	159.3	64.1	—	64.1	(79.7)	—	(79.7)
Provision (utilized) provided, net	—	(179.9)	(179.9)	0.3	(162.9)	(162.6)	(0.3)	(34.1)	(34.4)

Net cash (inflow) outflow from operating activities	39.0	(271.5)	(232.5)	217.9	(179.0)	38.9	279.7	(30.0)	249.7

b)  Analysis of changes in net debt

	As at July 1, 2000	Cash flow	As at July 1, 2001	Cash flow	As at June 30, 2002
	£m	£m	£m	£m	£m
Overnight deposits	47.1	44.8	91.9	(53.2)	38.7
Other cash	79.1	(17.4)	61.7	(50.6)	11.1
Bank overdrafts	(13.7)	13.7	—	—	—

	112.5	41.1	153.6	(103.8)	49.8
Short-term deposits	155.0	(85.0)	70.0	(69.5)	0.5

Cash at bank and in hand less bank overdrafts	267.5	(43.9)	223.6	(173.3)	50.3

Debt due after more than one year	(1,404.3)	(354.8)	(1,759.1)	190.0	(1,569.1)
Finance leases	(8.2)	(2.8)	(11.0)	1.7	(9.3)

Total debt	(1,412.5)	(357.6)	(1,770.1)	191.7	(1,578.4)

Total net debt	(1,145.0)	(401.5)	(1,546.5)	18.4	(1,528.1)

c)  Reconciliation of net cash flow to movement in net debt

	2000	2001	2002
	£m	£m	£m
Increase (decrease) in cash and bank overdrafts	62.3	41.1	(103.8)
Increase (decrease) in short-term deposits	155.0	(85.0)	(69.5)
Cash (inflow) outflow resulting from (increase) decrease in debt and lease financing	(697.4)	(357.6)	191.7

(Increase) decrease in net debt	(480.1)	(401.5)	18.4
Net debt at beginning of year	(664.9)	(1,145.0)	(1,546.5)

Net debt at end of year	(1,145.0)	(1,546.5)	(1,528.1)

d)  Major non-cash transactions

2002

Impairment of investment in KirchPayTV

Effective December 31, 2001, the Group wrote down the carrying value of its investment in KirchPayTV to nil (see note 14). The write-down resulted in a net non-cash exceptional charge to the profit and loss account of £971.4 million.

2001

Acquisition of 67.5% of BiB

During 2001, the Group acquired a further 67.5% of BiB, 47.6% on May 9, 2001 and 19.9% on June 28, 2001, increasing the Group’s interest to 100%. The consideration was satisfied by the issue to HSBC, Matsushita and BT of 39,674,765 new BSkyB shares, with a fair value of £290.9 million and deferred consideration of new BSkyB shares or loan notes, with a fair value of £253.2 million, payable 18 months after the date of acquisition. Our Board has determined that there is no genuine commercial possibility that loan notes will be issued and therefore this deferred consideration is included within Shareholders’ funds as “Shares to be issued”.

Acquisition of 100% of SIG

In July 2000, the Group acquired 100% of SIG. The consideration was satisfied by the issue to SIG shareholders of 21,633,099 new BSkyB shares, with a fair value of £267.3 million.

Acquisition of 5% of WAP TV

In May 2001, the Group acquired the remaining 5% minority interest in WAP TV. The consideration was satisfied by the issue of 169,375 new BSkyB shares, with a fair value of £1.3 million and contingent consideration of 508,130 new BSkyB shares with a fair value of £3.7 million.

2000

Acquisition of 24% of KirchPayTV.

In April 2000, the Group acquired 24% of KirchPayTV. Part of the consideration was satisfied by the issue to KirchPayTV of 78,019,778 new BSkyB shares, with a fair value of £1,186.7 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Accounting policies

Description of business

British Sky Broadcasting Group plc is the leading provider of pay-television broadcasting services in the UK and Ireland, with 10.2 million paying subscribers. Its operations include the operation and distribution of 11 wholly-owned television channels in digital, as well as DTH retailing of 82 digital channels owned by third parties.

The principal accounting policies are summarized below. All of these have been applied consistently throughout the year and the two preceding years.

a)  Basis of accounting

The accounts have been prepared under the historical cost convention and in accordance with applicable UK financial reporting and accounting standards, which differ in certain significant respects from those applicable in the US (see note 28).

b)  Basis of consolidation

The Group accounts consolidate the accounts of the Company and all of its subsidiary undertakings. All companies are consolidated using acquisition accounting.

In the preparation of these consolidated financial statements, estimates and assumptions have been made by management concerning selection of useful economic lives of fixed assets and goodwill, provisions necessary for trade receivables and liabilities, the carrying value of investments, income tax valuation allowances and other similar evaluations. Actual results could differ from those estimates.

The Group maintains a 52 or 53 week fiscal year ending on the Sunday nearest to June 30, in each year. In fiscal year 2002 this date was June 30, 2002, this being a 52 week year (2001: July 1, 2001, 52 week year; 2000: July 2, 2000, 53 week year).

c)  Acquisitions

On the acquisition of a business, fair values are attributed to the Group’s share of separable net assets acquired. Adjustments are also made to bring the accounting policies into line with those of the Group. Where statutory merger relief is applicable, the difference between the fair value of the shares issued as purchase consideration and the nominal value of the shares issued as purchase consideration is treated as a merger reserve in the Group accounts. The results and cash flows relating to a business are included in the consolidated profit and loss account and the consolidated cash flow statement from the date of acquisition.

On disposal or closure of a previously acquired business, any goodwill previously written off to reserves will be included in calculating the profit or loss on disposal.

d)  Goodwill and other intangible assets

Where the cost of acquisition exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill and capitalized on the Group balance sheet in the year of acquisition. Purchased goodwill arising on acquisitions from July 1, 1998 is capitalized. Prior to July 1, 1998, goodwill arising on acquisitions was eliminated against reserves. As permitted by FRS 10, this goodwill has not been restated on the balance sheet.

Other intangible assets which are controlled through custody or legal rights and could be sold separately from the rest of the business are capitalized, where fair value can be reliably measured.

Where capitalized goodwill and intangible assets are regarded as having a limited useful economic life, the cost is amortized on a straight-line basis over that life, of up to 20 years. Impairment reviews are carried out to ensure that goodwill and intangible assets are not carried at above their recoverable amounts. Any amortization or impairment write-downs are charged to the profit and loss account.

e)  Interests in joint ventures

Joint ventures are entities in which the Group holds a long-term interest and shares control under a contractual arrangement. These investments are dealt with by the gross equity method of accounting. Provision is made within creditors where the Group’s share of a joint venture’s losses exceeds the Group’s funding to date.

f)  Investments

The Company’s shares held by the Employee Share Ownership Plan (“ESOP”) are included in the consolidated balance sheet as a fixed asset investment until such time as the interest in the shares is transferred unconditionally to the employees. Provision is made for any permanent diminution in the value of shares held by the ESOP.

A charge is made in the profit and loss account in relation to the shares held by the ESOP for awards under the Long Term Incentive Plan (“LTIP”) and the Key Contributor Plan (“KCP”), based on an assessment of the probability of the performance criteria under the LTIP and KCP being met. The charge is allocated on a straight-line basis over the performance periods of the LTIP and KCP.

The Group’s other fixed asset investments are stated at cost, less any provision for permanent diminution in value.

g)  Tangible fixed assets

Tangible fixed assets are stated at cost net of accumulated depreciation and any provision for impairment. Land and assets in the course of construction are not depreciated.

Depreciation is provided to write off the cost, less estimated residual value, of each asset on a straight-line basis over its estimated useful life. Principal annual rates used for this purpose are:

Freehold buildings	4%
Leasehold improvements	Lower of lease period or life of the asset
Equipment, fixtures and fittings:
— Fixtures and fittings	10% — 20%
— Computer equipment	20% — 33 1/3%
— Technical equipment	10% — 20%
— Motor vehicles	25%

h) Stocks

Television program rights

Program rights are stated at cost (including, where applicable, estimated escalation payments) less accumulated amortization. Provisions are made for any program rights which are superfluous to Group requirements or which will not be shown for any other reason.

Contractual obligations for program rights not yet available for transmission are not included in the cost of program rights, but are disclosed as contractual commitments (see note 25). Program payments made in advance of the Group having availability to transmit the related acquired and commissioned programs are treated as prepayments.

Acquired and commissioned program rights are recorded in stock at cost when the programs are available for transmission.

Amortization is provided to write off the cost of acquired and commissioned program rights as follows:

Sports	— 100% on first showing, or where contracts provide for sports rights for multiple seasons or competitions, the amortization of each contract is based on anticipated sports revenue.
Current affairs	— 100% on first showing.
General entertainment	— Straight line basis on each transmission at the following rates:
— One showing planned — 100%
— Two showings planned — 60%; 40%
— Three showings planned — 50%; 30%; 20%
— Four showings planned — 40%; 30%; 20%; 10%
Movies

— Acquired movies are amortized on a straight-line basis over the period of transmission rights. Where acquired movie rights provide for a second availability window, 10% of the cost is allocated to that window. Own movie productions are amortized in line with anticipated revenue over a maximum of five years.

Set-top boxes and related equipment

Set-top boxes and related equipment include digital set-top boxes, Low Noise Blockers (“LNBs”) and mini-dishes. The stock of set-top boxes and related equipment is valued at the lower of cost and Net Realisable Value (“NRV”) (which reflects the value to the business of the set-top box and the related equipment in the hands of the customer). Any subsidy is expensed on enablement.

Raw materials and consumables

Raw materials and consumables are valued at the lower of cost and NRV.

i)  Transponder rentals

Payments made in advance to secure satellite capacity have been recorded as prepaid transponder rentals. These payments are amortized on a straight-line basis to the profit and loss account from commencement of broadcasting to the end of the rental period, normally ten years.

j)  Taxation

Corporation tax payable is provided at current rates on all taxable profits.

k)  Deferred taxation

Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

A net deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

Deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future periods has been entered into by the subsidiary.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

l)  Foreign currency

Trading activities denominated in foreign currencies are recorded in sterling at actual exchange rates as of the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instrument. Monetary assets, liabilities and commitments denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end or, if hedged, at the appropriate hedged rate.

The results of the overseas subsidiaries and joint ventures are translated at the average rates of exchange during the period and the balance sheet at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of the overseas subsidiaries and joint ventures and on foreign currency borrowings, to the extent that they hedge the Group’s investment in these operations, are dealt with through reserves.

m)  Derivatives and other financial instruments

The Group uses a limited number of derivative financial instruments to hedge its exposures to fluctuations in interest and foreign exchange rates. Instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as a hedge at the inception of the contract. Receipts and payments on interest rate instruments are recognized on an accruals basis, over the life of the instrument. Gains and losses on instruments used for hedging are not recognized until the hedged position is recognized. Cash flows associated with derivative financial instruments are classified in the cash flow statement in a manner consistent with those of the underlying transactions being hedged. If an instrument ceases to be accounted for as a hedge, for example, by the underlying hedged position being eliminated, the instrument is marked to market and any resulting gain or loss is recognized in the profit and loss account.

The Group does not hold or issue derivative financial instruments for speculative purposes.

n)  Turnover

Turnover, which excludes value added tax and sales between Group companies, represents the value of products and services sold. The Group’s main sources of turnover are recognized as follows:

—	Direct-To-Home subscription, wholesale and pay per view revenues are recognized as these services are provided.

—	Advertising sales revenues are recognized when the advertising is broadcast.

—	Interactive turnover includes income from gaming, online advertising, internet, e-commerce, interconnect, text services and Sky Interactive set-top box subsidy recovery. Revenues on transactional sales are recognized when the goods or services are delivered. Gaming revenue represents amounts receivable in respect of bets placed on events which occur in the year.

—	Other revenue principally includes income from installations (net of any discount), service call revenues, warranty revenue, marketing contribution from third party channels and platform access fees. Other revenues are recognized, net of any discount given, when the relevant service has been provided.

o)  Pension costs

The Group provides pensions to eligible employees through the BSkyB pension plan which is a defined contribution plan. The assets of the plan are held independently of the Group.

The amount charged to the profit and loss account is based on the contributions payable for the year.

p)  Leases

Assets held under finance leases are treated as tangible fixed assets. Depreciation is provided accordingly and the deemed capital element of future rentals is included within creditors. Deemed interest is charged as interest payable over the period of the lease.

The rental costs arising from operating leases are charged to the profit and loss account in the year in which they are incurred.

q)  Government grants

Government grants relating to tangible fixed assets are reported as deferred income and amortized over the expected useful life of the asset concerned. Other grants are credited to the profit and loss account as the related expenditure is incurred.

2.  Turnover

	2000	2001	2002
	£m	£m	£m
Direct-to-home subscribers	1,189.0	1,536.7	1,929.2
Cable and DTT subscribers	303.0	299.1	279.4
Advertising	242.3	270.5	250.7
Interactive	4.6	93.0	186.0
Other	108.1	106.7	130.8

	1,847.0	2,306.0	2,776.1

All Group turnover is derived from the Group’s sole class of business, being television broadcasting together with certain ancillary functions, and arises principally within the United Kingdom from activities conducted from the United Kingdom, with the exception of £23.0 million of turnover (2001: £65.2 million; 2000: nil) which relates to activities conducted from the Group’s premises in the Channel Islands. The Group’s sole class of business is consistent with its internal management reporting structure. In order to provide shareholders with additional information, the Group’s turnover has been analysed as shown above.

All turnover arises from services provided within the United Kingdom, with the exception of £62.4 million (2001: £32.6 million; 2000: £21.7 million) which arises from Eire, where some of our customers are located.

The Group’s loss before tax and its net assets relate to activities conducted in the United Kingdom, with the exception respectively of £1,143.5 million loss (2001: £292.4 million loss; 2000: £43.8 million loss) and nil assets (2001: £1,142.1 million; 2000: £1,479.9 million of net assets) which relate to activities conducted in Germany, and £0.3 million loss (2001: £1.2 million loss; 2000: nil) and £0.3 million of net assets (2001: £1.5 million of net liabilities; 2000: nil) which relate to activities conducted in the Channel Islands.

Long-lived assets outside the United Kingdom comprise less than 10% of consolidated long-lived assets.

3.  Operating expenses, net

	2000			2001			2002
	Before goodwill and exceptional items	Goodwill and exceptional items	Total	Before goodwill and exceptional items	Goodwill and exceptional items	Total	Before goodwill and exceptional items	Goodwill and exceptional items	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Programming(i)	945.6	—	945.6	1,133.8	—	1,133.8	1,439.3	—	1,439.3
Transmission and related functions(i)	105.2	41.0	146.2	128.6	—	128.6	146.6	(4.1)	142.5
Marketing	381.3	58.3	439.6	378.1	—	378.1	416.6	—	416.6
Subscriber management	199.9	5.7	205.6	243.4	—	243.4	291.1	—	291.1
Administration	129.7	—	129.7	186.6	67.4	254.0	203.2	140.6	343.8
Gaming	—	—	—	75.3	—	75.3	87.8	—	87.8

	1,761.7	105.0	1,866.7	2,145.8	67.4	2,213.2	2,584.6	136.5	2,721.1

(i)	The amounts shown are net of £15.3 million (2001: £55.1 million; 2000: £51.3 million) receivable from the disposal of programming rights not acquired for use by the Group, and £23.7 million (2001: £53.9 million; 2000: £61.3 million) in respect of the provision to third party broadcasters of spare transponder capacity.

4.  Exceptional items

	2000			2001			2002
	Charge (credit) before taxation	Taxation charge	Total	Charge (credit) before taxation	Taxation charge	Total	Charge (credit) before taxation	Taxation (credit) charge	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Estimated cost of reorganization of Sky Interactive (h)	—	—	—	23.1	—	23.1	—	—	—
Provision against remaining unprovided ITV Digital programming debtors (a)	—	—	—	—	—	—	22.3	(6.7)	15.6
Release of analog termination provision (b)	—	—	—	—	—	—	(4.1)	1.2	(2.9)
Estimated cost of termination of analog operations (n)	41.0	(12.3)	28.7	—	—	—	—	—	—
Estimated cost of transitioning analog customers to digital service (o)	58.3	(17.5)	40.8	—	—	—	—	—	—
Estimated cost of Sky In-Home Service Limited reorganization (p)	5.7	(1.7)	4.0	—	—	—	—	—	—

Exceptional operating Items	105.0	(31.5)	73.5	23.1	—	23.1	18.2	(5.5)	12.7

Joint venture’s goodwill amortization, net (c)	—	—	—	—	—	—	971.4	—	971.4
Loss (profit) on sale of fixed asset investments (d) (q)	1.4	—	1.4	—	—	—	(2.3)	—	(2.3)
Share of joint venture’s operating exceptional item (i)	—	—	—	16.5	—	16.5	—	—	—
Share of joint venture’s loss on sale of fixed asset investment (j) (r)	14.0	—	14.0	69.5	—	69.5	—	—	—
Amounts written off fixed asset investments (see notes 14 and 15) (g) (k)	—	—	—	38.6	—	38.6	60.0	—	60.0
Provision (release of provision) for loss on disposal of subsidiary (e) (l)	—	—	—	10.0	—	10.0	(10.0)	—	(10.0)
Finance (credit) charge (see note 6) (m) (s)	—	—	—	(2.7)	0.8	(1.9)	—	—	—
Deferred tax asset write down (f)	—	—	—	—	—	—	—	83.3	83.3

	120.4	(31.5)	88.9	155.0	0.8	155.8	1,037.3	77.8	1,115.1

2002

Exceptional operating items

a)  ITV Digital

As of March 27, 2002, the date on which the ITV Digital DTT platform was put into administration, the Group had balances owed to it and unprovided for, in respect of programming licensed to ITV Digital, of £22.3 million. On April 30, 2002, the joint administrators of ITV Digital announced the closure of pay television services on the platform and their intention to close the administration. Accordingly, the Group made an exceptional operating provision against the whole of this balance effective March 31, 2002.

b)  Release of analog termination provision

On September 27, 2001, the Group terminated its analog operation. From the original exceptional operating provision of £41.0 million, taken at June 30, 2000 (see (n)), £4.1 million of provision has not been utilized and has therefore been released to the profit and loss account as an exceptional credit.

Other exceptional items

c)  Joint ventures’ goodwill amortization, net

The exceptional item of £971.4 million of joint ventures’ goodwill amortization, net, relates to the impairment charge taken against the carrying value of the Group’s interest in KirchPayTV GmbH & Co KGaA (“KirchPayTV”) of £984.9 million as at December 31, 2001, net of an amount of £13.5 million released from the provision matching the Group’s share of losses for the period from January 1, 2002 to February 8, 2002, at which date the Group ceased to gross equity account for KirchPayTV’s results (see notes 5 and 14).

d)  Profit on sale of fixed asset investments

During the year, the Group sold its investments in Static 2358 Limited and Gameplay plc realizing a profit on disposal of £2.3 million (see note 15).

e)  Release of provision for loss on disposal of subsidiary

On October 16, 2001, the Group and Ladbrokes, the betting and gaming division of Hilton Group plc, announced that they had agreed not to pursue the proposed joint venture to offer a fixed-odds betting service on Sky Sports channels and other media. As a result, the provision for loss on disposal of the subsidiary, taken at June 30, 2001, has been written back, resulting in a non-cash exceptional profit of £10.0 million (see note (l) below). The Group continues to operate and develop interactive TV betting services through its wholly-owned bookmaker, Surrey Sports.

f)  Write down of deferred tax asset

Following the impairment charge made in respect of the Group’s investment in KirchPayTV at December 31, 2001 (see note 14) there was insufficient evidence to support the recognition of a deferred tax asset arising on losses incurred by certain UK companies. Accordingly, the deferred tax asset of £95.6 million was written off in full as at December 31, 2001. Subsequent to this date £12.3 million of this amount has been written back due to the utilization of tax losses. The Directors ultimately expect the remaining £83.3 million to be recovered in full.

g)  Amounts written off fixed asset investments

At December 31, 2001, £60.0 million was provided against the Group’s minority investments in football clubs.

2001

Exceptional operating items

h)  Reorganization of Sky Interactive

In May 2001, the Group announced the consolidation of all of its interactive and online activities within the ‘Sky Interactive’ division. The costs of reorganization within Sky Interactive were estimated at £23.1 million and principally comprised the cost of termination of certain contracts, the closure of duplicate sites and a reduction in headcount. Of these costs, £7.0 million were included within fixed assets, £4.0 million were included within other creditors and the remainder within provisions.

Other exceptional items

i)  Share of joint venture’s operating exceptional item

In April 2001, British Interactive Broadcasting Holdings Limited (“BiB”) incurred exceptional operating costs of £16.5 million, which principally comprised the cost of the write-down of the current platform. Of these costs, £13.1 million were included within fixed assets and the remainder within provisions.

j)  Share of joint venture’s loss on sale of fixed asset investment

On August 31, 2000, KirchPayTV disposed of their remaining 58 million holding of BSkyB shares. The Group’s share of the loss on disposal was £69.5 million. The loss was calculated as the Group’s share of the difference between the balance sheet value of the 58 million shares at £15.21 per share (based on the value of the shares at the date of acquisition of 24% of KirchPayTV by the Group) and the net proceeds realized by KirchPayTV of £10.05 per share.

k)  Amounts written off fixed asset investments

At June 30, 2001, £38.6 million was provided against the Group’s minority investments in new media companies (see note 15).

l)  Provision for loss on disposal of subsidiary

On July 11, 2001, the Group and Ladbrokes, the betting and gaming division of Hilton Group plc, reached agreement to form a 50:50 joint venture to develop and operate a fixed-odds and pools betting business linked to Sky channels on Sky digital. The agreement was for the Group to contribute its wholly-owned bookmaker, Surrey Sports, to the joint venture and a provision was made in the year to June 30, 2001 for the adjustment to existing goodwill which would have been necessary when Surrey Sports was transferred to the new joint venture. This provision was subsequently reversed when the Group and Ladbrokes agreed not to pursue the proposed joint venture in October 2001 (see note (e) above).

m)  Finance credit

An exceptional accrual was made in June 1999 in respect of the mark-to-market of a floating-to-fixed interest rate swap over £100 million of the £1,000 million revolving credit facility (“RCF”) which was no longer required when the RCF was cancelled and replaced with a £750 million RCF. The swap was closed out in September 2000, and the remaining accrual of £2.7 million was released.

2000

Exceptional operating Items

n)  Estimated cost of termination of analog operations

In May 2000, the Group committed to terminating its current analog service in June 2001, earlier than the previously announced date of December 31, 2002. The costs of the termination were estimated at £41.0 million and principally comprised the cost of early termination of analog transponder leases and other costs to be incurred to terminate the Group’s analog operations. As previously announced, the Group substantially terminated its analog service in June 2001; however, a limited analog service was broadcast until September 2001.

o)  Estimated cost of transitioning analog customers to digital service

On May 5, 1999, the Group announced a marketing promotion under which it committed to transitioning its existing analog subscribers onto its digital service. The net costs associated with this process were estimated at £450 million, before taking account of tax relief of £135 million. This did not include subsidy costs provided by BiB, 32.5% of whose funding was met by the Group. Following the agreement by the Group to acquire a further 47.5% shareholding in BiB and the consequent agreement for the Group to provide 100% of BiB’s funding, it became appropriate to increase the provision by £58.3 million in June 2000, principally to provide for the costs of subsidizing the set-top boxes for the remaining analog subscribers.

p)  Estimated cost of Sky In-Home Service Limited reorganisation

In May 2000, the Group announced the reorganisation of the Sky In-Home Service Limited distribution network at a cost of £5.7 million. These costs principally comprised the costs of staff redundancies, termination of building leases and fixed asset write downs.

Other exceptional items

q)  Loss on sale of fixed asset investment

During the year the Group reduced its holdings in Manchester United PLC and Manchester City PLC so as to bring the holdings below the 10% holding limit stipulated by the rules of the Premier League. These disposals resulted in a total loss of £1.4 million.

r)  Share of joint venture’s loss on sale of fixed asset investment

On June 7, 2000, KirchPayTV sold 20 million of its holding of BSkyB shares. The Group’s share of the loss on disposal was £14.0 million. The loss was calculated as 24% of the difference between the balance sheet value of the 20 million shares at £15.21 per share (based on the value of the shares at the date of acquisition of 24% of KirchPayTV by BSkyB) and the net proceeds realised by KirchPayTV of £12.30 per share.

s)  Taxation credit

The exceptional tax credit of £31.5 million is due to the recognition of £105.0 million of previously unrecognised deferred tax asset (see note 9).

5.  Share of operating results of joint ventures

This relates to the Group’s equity share of the operating results of the Group’s joint ventures.

	2000			2001			2002
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
KirchPayTV (see note 14)	11.0	—	11.0	116.0	—	116.0	70.0	—	70.0
BiB	99.1	—	99.1	118.9	16.5	135.4	—	—	—
Programming joint ventures, net	11.2	—	11.2	4.3	—	4.3	6.7	—	6.7

Total losses	121.3	—	121.3	239.2	16.5	255.7	76.7	—	76.7

KirchPayTV

The Group ceased accounting for KirchPayTV’s losses using the gross equity method from February 8, 2002, on which date the Group announced that it had written down its investment in KirchPayTV to nil, effective December 31, 2001. The Group considered that, by February 8, 2002, the relationship between the Group and KirchPayTV had irrevocably changed and that the Group has not exercised significant influence since that date.

As the Group has no intention of providing any future funding to KirchPayTV and the Group, on a consolidated basis, has no financial commitments, outstanding financial liabilities or contingent liabilities in respect of KirchPayTV, an amount of £13.5 million was released from the impairment provision made at December 31, 2001, in order to match the Group’s share of KirchPayTV’s losses for the period from January 1, 2002 to February 8, 2002.

BiB

The Group recognized 32.5% of the results of BiB up until November 2000. From this date, to May 9, 2001, 100% of BiB’s losses were recognized due to the agreement dated July 17, 2000, under which the Group agreed to provide 100% of BiB’s funding after existing funding had been utilized. From May 9, 2001, the Group fully consolidated BiB as a subsidiary.

6.  Interest

a)  Interest receivable and similar income

	2000	2001	2002
	£m	£m	£m
Interest receivable on short-term deposits	7.3	3.8	8.2
Share of joint ventures’ interest receivable	0.9	3.5	2.0
Interest receivable on funding to joint ventures	2.0	10.4	0.3
Other interest receivable and similar income	0.5	0.5	0.6

	10.7	18.2	11.1
Exceptional finance credit (see note 4)	—	2.7	—

	10.7	20.9	11.1

b)  Interest payable and similar charges

	2000	2001	2002
	£m	£m	£m
On bank loans, overdrafts and other loans repayable within five years, not by installments:
—£300 million RCF	—	0.8	10.8
—£750 million RCF	11.0	38.5	46.3
—£1,000 million RCF	0.2	—	—
US$650 million of 8.200% Guaranteed Notes repayable in 2009	31.1	31.6	31.6
£100 million of 7.750% Guaranteed Notes repayable in 2009	7.7	7.8	7.8
US$600 million of 6.875% Guaranteed Notes repayable in 2009	27.2	30.1	30.1
US$300 million of 7.300% Guaranteed Notes repayable in 2006	15.8	15.5	15.1
Finance lease interest	0.9	0.9	1.0
Share of joint ventures’ interest payable	8.3	27.8	4.9
Other interest payable and similar charges	0.4	0.3	0.4

	102.6	153.3	148.0

7.  Loss on ordinary activities before taxation

Loss on ordinary activities before taxation is stated after charging (crediting):

	2000	2001	2002
	£m	£m	£m
—depreciation (see note 13)
—owned assets	51.7	70.8	79.5
—assets held under finance leases	0.3	0.3	1.6
—amortization of intangible assets (see note 12)	—	44.3	118.4
—joint ventures’ goodwill amortization, net (see note 14)	14.4	101.1	1,069.9
—amounts written off fixed asset investments (see notes 14 and 15)	—	38.6	60.0
—profit on disposal of fixed asset investments	—	—	(2.3)
—rentals on operating leases and similar arrangements:
land and buildings	6.8	7.2	8.2
—rentals on operating leases and similar arrangements:
plant and machinery	111.8	112.2	76.4
—sub-lease rentals received in respect of plant and machinery	(61.3)	(53.9)	(23.7)
—sub-lease rentals received in respect of land and buildings	(1.4)	(1.4)	(1.4)
—staff costs (see note 8)	255.5	260.9	276.9
—Government grants	(1.3)	(0.1)	—

Amounts payable to the auditors are analyzed below:

	2000	2001	2002
	£m	£m	£m
Audit services	0.4	0.6	0.7
Taxation advice	0.4	0.6	0.4
Other	1.5	0.4	0.8

Audit and audit related services	2.3	1.6	1.9

Website development	0.6	6.0	0.5
Call centre development	—	4.9	4.8
Other	3.2	1.9	1.0

Non-audit related services	3.8	12.8	6.3

In addition to the amounts disclosed above, the Group understands that during the year its auditors indirectly received from the Group a further £4.0 million (2001: £2.9 million; 2000: nil), through the performance of sub-contracted services for one of the Group’s call centre consultants.

8.  Staff costs

a)  Employee costs

Employee costs for permanent and temporary employees, and Executive Directors during the year amounted to:

	2000	2001	2002
	£m	£m	£m
Wages and salaries	219.2	213.2	227.1
Costs of LTIP, KCP and other share related bonus schemes	6.1	14.0	17.2
Social security costs	23.1	25.4	22.0
Other pension costs	7.1	8.3	10.6

	255.5	260.9	276.9

The Group operates a defined contribution pension scheme, contributions to which are charged to the profit and loss account on an accruals basis. The pension charge for the year represents contributions payable by the Group to the scheme and amounted to £10.6 million (2001: £8.3 million; 2000: £7.1 million).

The average monthly number of full time equivalent persons (including temporary employees) employed by the Group during the year was as follows:

	2000	2001	2002
	Number	Number	Number
Programming	982	1,134	1,131
Transmission and related functions	1,040	1,071	1,274
Marketing	141	173	193
Subscriber management	7,809	6,472	5,432
Administration	758	872	965
Gaming	—	226	88

	10,730	9,948	9,083

Customer management service centers had temporary staff of approximately 1,099 and the Osterley site had approximately 1,500 temporary staff.

Directors’ emoluments

The emoluments of the Directors for the year are shown below:

	Total emoluments including pensions 2000	Total emoluments including pensions 2001	Salary and fees	Bonus schemes	Benefits	Total emoluments before pensions	Pensions	Total emoluments including pensions 2002
	£	£	£	£	£	£	£	£
Executive Tony Ball	1,542,555	1,964,383	743,545	1,250,000	27,178	2,020,723	28,620	2,049,343
Martin Stewart	597,029	821,451	333,125	350,000	4,044	687,169	26,348	713,517
Non-Executive Philip Bowman	30,000	30,750	45,000	—	—	45,000	—	45,000
David Evans(i)	—	—	27,057	—	—	27,057	—	27,057
Dr Dieter Hahn(ii)	—	—	—	—	—	—	—	—
Allan Leighton	17,724	25,500	39,698	—	—	39,698	—	39,698
Lord St. John of Fawsley	25,000	25,500	35,000	—	—	35,000	—	35,000
John Thornton	26,770	28,125	49,522	—	—	49,522	—	49,522
David DeVoe	—	—	—	—	—	—	—	—
Leslie Hinton	—	—	—	—	—	—	—	—
Martin Pompadur	—	—	—	—	—	—	—	—
Rupert Murdoch	—	—	—	—	—	—	—	—
Arthur Siskind	—	—	—	—	—	—	—	—
Former Directors	734,118	120,268	—	—	—		—
Total emoluments	2,973,196	3,015,977	1,272,947	1,600,000	31,222	2,904,169	54,968	2,959,137

(i)	David Evans was appointed a Director of the Company on September 21, 2001.

(ii)	Dieter Hahn resigned as a Director of the Company on February 6, 2002.

Executive bonuses

The amounts received by the Directors under bonus schemes are shown below:

	Additional Executive Bonus Scheme(i)	Senior Management Bonus Scheme(ii)	Total
	£	£	£
Executive Tony Ball	—	1,250,000	1,250,000
Martin Stewart	—	350,000	350,000

(i)	Additional Executive Bonus Scheme

Tony Ball has rights over 600,000 notional shares which become exercisable from August 12, 2002 at an option price of £5.35 and may not exceed a price per notional share of £5.83 on exercise.

During the year to June 30, 2002 no shares (notional or actual) were awarded or exercised under this scheme.

(ii)	Senior Management Bonus Scheme

The amounts shown above are those which have been approved by the Remuneration Committee for the year ended June 30, 2002.

SHARE OWNERSHIP

LTIP

Details of outstanding awards receivable under the LTIP are shown below:

	No of shares under award				Exercise price	Market price at date of exercise	Date from which exercisable		Expiry date
	At June 30, 2001	Granted during the year	Exercised during the year	At June 30, 2002

Name of Director Tony Ball	600,000	—	600,000	—	£5.83	£9.15	N/A		N/A
	908,000	—	—	908,000	£10.04	N/A	11.03.02	(i)	11.03.10
	—	908,000	—	908,000	£8.30	N/A	08.01.03	(ii)	11.21.11
Martin Stewart	250,000	—	250,000	—	£5.02	£9.15	N/A		N/A
	454,000	—	—	454,000	£10.04	N/A	11.03.02	(i)	11.03.10
	—	454,000	—	454,000	£8.30	N/A	08.01.03	(ii)	11.21.11

Notes:

All awards outstanding under the LTIP are in the form of a market value option with a cash bonus equal to the exercise price. All outstanding LTIP awards include options awarded as part of an agreement to meet the employer’s National Insurance obligations.

The balance of awards granted in November 1998 vested in full in November 2001 (600,000 shares — Tony Ball and 250,000 shares — Martin Stewart).

The aggregate amount received by the Directors under the LTIP was £7,777,500 (2001: £8,430,300).

(i)	50% of the award granted in November 2000 will vest subject to meeting performance conditions in November 2002, with the remaining 50% plus any unvested portion from the first round being exercisable from November 2003, subject to similar performance conditions.

(ii)	In 2001 awards were granted over performance periods ending in July 2003 and July 2004. Accordingly 50% of the award will vest subject to meeting performance conditions in July 2003, with the remaining 50% plus any unvested portion from the first round being exercisable from July 2004, subject to performance conditions.

Executive share options

Details of all outstanding options held under the Executive and Sharesave Schemes are shown below:

	Number of options					Exercise price	Market price at date of exercise	Date from which exercisable	Expiry date
	At June 30, 2001		Granted during the year	Exercised during the year	At June 30, 2002
Name of Director Tony Ball	5,145		—	—	5,145	£5.83	N/A	08.12.02	08.12.09
	594,855		—	—	594,855	£5.83	N/A	08.12.02	08.12.06
	—		600,000	—	600,000	£7.35	N/A	06.05.05	06.05.12
Martin Stewart	2,096	(i)	—	—	2,096	£4.62	N/A	01.01.03	06.30.03

Note:

(i)	Options granted under the Group’s Sharesave Scheme.

The aggregate gain made by Directors on the exercise of share options was nil (2001: nil).

During the year ended June 30, 2002, the share price traded within the range of £5.44 to £9.36 per share. The middle-market closing price on the last working day of the financial year was £6.29.

On August 2, 2002, awards were made under the Long Term Incentive Plan and the Equity Bonus Plan to Tony Ball over 558,220 shares and Martin Stewart over 279,110 shares at a price of £5.55 per share. Up to 50% of these awards will vest from July 2004 and the balance from July 2005, provided that certain performance criteria are satisfied.

Furthermore additional awards under the Long Term Incentive Plan were made on August 13, 2002, to Tony Ball over 22,932 shares and to Martin Stewart over 11,466 shares at £5.60 per share. These awards were supplemented to the awards made on August 2, 2002 and are made solely to take account of the employers National Insurance contributions that have been passed on to the participants. The same vesting criteria will be applied to these awards as those granted on August 2, 2002.

9.  Taxation

a)  Analysis of charge in year

	2000	2001	2002
	£m	£m	£m
Tax charge (credit) on profit before exceptional items:
Consortium relief payable	25.7	—	—
Adjustments in respect of prior years—consortium relief	16.6	—	—
Adjustments in respect of prior years—share of joint ventures’ tax credit	(6.2)	—	—
Adjustments in respect of prior years—deferred tax	(16.4)	—	—
Share of joint ventures’ tax (credit) charge	(27.3)	—	1.3
Deferred tax	(25.9)	23.3	27.3

	(33.5)	23.3	28.6
Exceptional tax (credit) charge Deferred tax (credit) charge on exceptional items (see note 4)	(31.5)	0.8	(5.5)
Exceptional deferred tax charge (see note 4)(i)	—	—	83.3

	(31.5)	0.8	77.8

	(65.0)	24.1	106.4

(i)	An exceptional deferred tax charge of £95.6 million was made at December 31, 2001, against which £12.3 million has been written back at June 30, 2002 as a result of the utilization of tax losses.

b)  Factors affecting the current tax charge for the year

The current tax charge for the year is higher than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2000	2001	2002
	£m	£m	£m
Loss on ordinary activities before tax	(262.7)	(514.5)	(1,276.2)
Less: Share of joint ventures’ loss before tax	142.7	350.0	79.6

Group loss on ordinary activities before tax	(120.0)	(164.5)	(1,196.6)

Loss on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2001 and 2000: 30%)	(36.0)	(49.4)	(359.0)
Effects of:
Write-down of KirchPayTV not deductible for tax purposes	—	—	291.4
Other expenses not deductible for tax purposes (primarily goodwill amortization)	6.7	63.9	77.8
Other timing differences	9.7	(2.9)	19.2
Creation (utilization) of tax losses	46.7	(11.3)	(30.6)
Consortium relief	(1.4)	(0.3)	1.2
Adjustment in respect of prior year	16.6	—	—

Current tax charge for the year	42.3	—	—

c)  Factors that may affect future tax charges

        A deferred tax asset of £167.6 million (2001: £102.4 million; 2000: £16.1 million), arising principally from losses in the Group, has not been recognized. These losses can be offset only against taxable profits generated in the entities concerned. Although the Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to be carried forward indefinitely under current law. For similar reasons, estimated deferred tax assets of £63.7 million (2001: £47.7 million; 2000: nil) have not been recognized in respect of losses in the Group’s German holding companies of KirchPayTV and nil (2001: £52.0 million; 2000: nil) have not been recognized in respect of the Group’s share of losses of KirchPayTV.

10.  Dividends

The Directors do not propose an interim or final dividend for the financial year (2001: nil; 2000: nil). At June 30, 2002, the Company had negative reserves of £1,176.0 million. The Company is currently not in a position to pay a dividend.

The ESOP has waived its rights to dividends.

11.  Loss per share

	2000				2001
	Before goodwill and exceptional items	Goodwill	Exceptional items	After goodwill and exceptional items	Before goodwill and exceptional items	Goodwill	Exceptional items	After goodwill and exceptional items
Loss on ordinary activities after taxation	£94.4m	£14.4m	£88.9m	£197.7m	£237.4m	£145.4m	£155.8m	£538.6m
Loss per share—basic and diluted	5.4p	0.8p	5.1p	11.3p	12.9p	7.9p	8.4p	29.2p

Basic and diluted loss per share represents the loss attributable to the equity shareholders in each year divided by the weighted average number of Ordinary Shares in issue during the year of 1,887,375,018 (2001: 1,847,057,433; 2000: 1,744,379,069).

2002
Before goodwill and exceptional items	Goodwill	Exceptional items	After goodwill and exceptional items
£50.7m	£216.8m	£1,115.1m	£1,382.6m
2.7p	11.5p	59.1p	73.3p

Basic and diluted loss per share represents the loss attributable to the equity shareholders in each year divided by the weighted average number of Ordinary Shares in issue during the year of 1,887,375,018 (2001: 1,847,057,433; 2000: 1,744,379,069).

Loss per share is shown calculated by reference to losses both before and after goodwill and exceptional items and related tax, since the Directors consider that this gives a useful additional indication of underlying performance.

The number of anti-dilutive shares at June 30, 2002 was approximately 83,438,705 shares (2001: 70,237,843 shares; 2000: 19,924,492 shares) which comprised share options of 42,845,578 (2001: 32,712,169 shares; 2000: 19,924,492 shares) and deferred consideration of approximately 40,593,127 shares (2001: 37,558,480 shares; 2000: nil shares), of which approximately 40,254,372 is payable at the option of BSkyB in ordinary shares or loan notes (our Board has determined that there is no genuine commercial possibility that loan notes will be issued), based on the year end market price of £6.29 per share and 338,755 is payable in ordinary shares. This deferred consideration is included within Shareholders’ funds as “Shares to be issued”.

12.  Intangible fixed assets

The movement in the year was as follows:

	Goodwill	Other intangible fixed assets	Total
	£m	£m	£m
Cost At June 30, 2000	—	—	—
Subsidiaries acquired	—	0.8	0.8
Additions	842.6	0.4	843.0
Disposals	—	(0.2)	(0.2)

At June 30, 2001	842.6	1.0	843.6
Fair value adjustments to BiB provisional goodwill	(22.9)	—	(22.9)
Disposals	—	(0.6)	(0.6)

At June 30, 2002	819.7	0.4	820.1

Amortization At June 30, 2000	—	—	—
Charge	44.2	0.1	44.3
Provision for loss on disposal of subsidiary (see note 4)	10.0	—	10.0

At June 30, 2001	54.2	0.1	54.3
Charge	118.3	0.1	118.4
Release of provision for loss on disposal of subsidiary (see note 4)	(10.0)	—	(10.0)

At June 30, 2002	162.5	0.2	162.7

Net book value
At June 30, 2000	—	—	—

At June 30, 2001	788.4	0.9	789.3

At June 30, 2002	657.2	0.2	657.4

Goodwill

Goodwill of £272.4 million arising on the acquisition of Sports Internet Group plc (“SIG”) is being amortized over a period of seven years on a straight-line basis. Goodwill of £542.0 million (after fair value adjustments) arising on the acquisition of BiB is being amortized over a period of seven years on a straight-line basis. Goodwill of £5.2 million arising on the acquisition of WAP TV Limited (“WAP TV”) is being amortized over a period of seven years on a straight-line basis.

a)  Adjustments to BiB’s provisional fair values are shown below:

	Provisional fair value to Group of 100% of BiB 2001	Fair value adjustments 2002		Final fair value to Group 2002
	£m	£m		£m
Tangible fixed assets	26.7	—		26.7
Other non-current assets	3.2	1.2		4.4
Current assets	102.7	19.9	(i)	122.6
Current liabilities	(120.5)	—		(120.5)
Other non-current liabilities	(156.0)	—		(156.0)
Net (liabilities) assets	(143.9)	21.1		(122.8)

Purchase consideration(iii)	421.0	(1.8	)(ii)	419.2

Goodwill arising on the acquisition of BiB	564.9	(22.9)		542.0

(i)	Consortium relief received of £22.5m, net of a pre-existing consortium relief receivable of £2.6m.

(ii)	Stamp duty on the issue of the shares as consideration for the acquisition of BiB.

(iii)	Purchase consideration excludes contingent consideration (see note 25(d)).

In accordance with FRS 11, impairment reviews at the end of the first full financial year after acquisition were performed on the carrying values of BiB and SIG goodwill balances as at June 30, 2002. These reviews showed that no impairment was identified in either case. Consistent with the Group strategy, the business plans on which these reviews have been based reflect significant projected increases in gaming and other interactive revenues over the next five years.

Other intangible fixed assets

Other intangible fixed assets comprised domain names and betting shop licenses which were being amortized over a period of seven years on a straight-line basis. During fiscal 2002 the Group disposed of the betting shop licences.

13.  Tangible fixed assets

The movement in the year was as follows:

	Freehold land and buildings	Short leasehold improvements	Equipment, fixtures and fittings	Assets in course of construction	Total
	£m	£m	£m	£m	£m
Cost At June 30, 2000	26.9	75.6	335.3	—	437.8
Subsidiaries acquired	1.7	0.1	28.7	—	30.5
Additions	1.3	4.9	119.8	7.0	133.0
Disposals	—	(0.1)	(2.3)	—	(2.4)

At June 30, 2001	29.9	80.5	481.5	7.0	598.9
Additions	8.0	3.0	75.8	27.9	114.7
Disposals	—	(0.2)	(7.9)	—	(8.1)
Transfers	—	—	5.0	(5.0)	—

At June 30, 2002	37.9	83.3	554.4	29.9	705.5

Depreciation At June 30, 2000	4.0	36.1	172.8	—	212.9
Charge	1.0	3.7	66.4	—	71.1
Disposals	—	(0.1)	(0.4)	—	(0.5)

At June 30, 2001	5.0	39.7	238.8	—	283.5
Charge	1.0	3.7	76.4	—	81.1
Transferred from provisions	—	—	4.5	—	4.5
Disposals	—	(0.1)	(6.5)	—	(6.6)

At June 30, 2002	6.0	43.3	313.2	—	362.5

Net book value At June 30, 2000	22.9	39.5	162.5	—	224.9

At June 30, 2001	24.9	40.8	242.7	7.0	315.4

At June 30, 2002	31.9	40.0	241.2	29.9	343.0

Included in freehold land and buildings are assets held under finance leases with a net book value of £6.7 million (2001: £7.0 million). The cost of these assets was £8.6 million (2001: £8.6 million) and the accumulated depreciation was £1.9 million (2001: £1.6 million). Depreciation charged during the year on such assets was £0.3 million (2001: £0.3 million; 2000: £0.3 million).

Included in equipment, fixtures and fittings are assets held under finance leases with a net book value of £3.6 million (2001: £3.9 million). The cost of these assets was £4.9 million (2001: £3.9 million) and the accumulated depreciation was £1.3 million (2001: nil). Depreciation of £1.3 million (2001 and 2000: nil) was charged during the year on these assets.

Depreciation was not charged on £9.4 million of land (2001: £6.1 million; 2000: £5.0 million).

14.  Investments in joint ventures

The following are included in the net book value of investments in joint ventures:

	2001	2002
	£m	£m
Joint ventures:
—KirchPayTV	1,142.1	—
—Programming joint ventures	21.6	21.8

Total investments in joint ventures	1,163.7	21.8

The movement in the year was as follows:

	2001	2002
	£m	£m
Cost and funding Beginning of year	345.9	217.9
Loans advanced to joint ventures, net	138.3	11.6
Loans repaid by joint ventures	(1.0)	(4.8)
Release of deferred consideration	(3.6)	—
Disposal of BiB as a joint venture—equity and debentures	(129.8)	—
Disposal of BiB as a joint venture—other loans	(131.9)	—

End of year	217.9	224.7

Transfer to creditors	0.9	1.6

Movement in share of underlying net assets Beginning of year	(192.1)	(195.7)
Share of operating results of joint ventures (see note 5)	(255.7)	(76.7)
Share of joint venture’s exceptional loss on sale of fixed asset investment (see note 4)	(69.5)	—
Share of joint ventures’ interest receivable (see note 6)	3.5	2.0
Share of joint ventures’ interest payable (see note 6)	(27.8)	(4.9)
Share of joint ventures’ tax charges (see note 9)	—	(1.3)
Share of joint ventures’ amounts written off fixed asset investments	(0.5)	—
Disposal of BiB as a joint venture—cumulative losses	282.1	—
Group transition provision utilized	(23.2)	—
Deemed disposals	89.6	—
Exchange adjustments	(2.1)	1.4
Transfer of KirchPayTV to other fixed asset investments	—	70.7

End of year	(195.7)	(204.5)

Goodwill Beginning of year	1,358.0	1,140.6
Amortization	(101.1)	(98.5)
Amounts provided, net (see note 4)	—	(971.4)
Deemed disposals	(110.3)	—
Acquisition costs adjusted	(6.0)	—
Transfer of KirchPayTV to other fixed asset investments	—	(70.7)

End of year	1,140.6	—

Net book value Beginning of year	1,512.3	1,163.7

End of year	1,163.7	21.8

The investment in joint ventures excludes cumulative losses of £1.6 million (2001: £0.9 million), which represent losses in excess of the funding provided. The related obligation is recorded within creditors.

KirchPayTV

As at December 31, 2001, the Directors believed that the Group’s investment in KirchPayTV was impaired. The ongoing losses experienced by KirchPayTV, the Group’s concerns over the adequacy of funding in place to support KirchPayTV’s business plan and the Group’s evaluation of limited information it had received from KirchPayTV regarding the expected financial effects of certain strategic, operational and management decisions made by KirchPayTV, did not provide the Group with sufficient confidence that the value of KirchPayTV was able to support the carrying value of the Group’s investment in KirchPayTV.

As the Group had the right to exercise a put option in respect of its stake in KirchPayTV, it considered whether the put option could be used to support the carrying value of the Group’s investment in KirchPayTV as at December 31, 2001. The put option was exercisable from October 1, 2002, or earlier in certain circumstances, if no initial public offering of KirchPayTV has occurred before then. On exercise, Taurus Holding (formerly known as Kirch Holding), KirchPayTV’s largest shareholder, would be required to pay EUR 1.3 billion in cash, an amount equal to the cost of acquisition at the time the Group entered into the investment agreement, plus compound interest at 12%.

As at December 31, 2001, the Group was not able to obtain any evidence to its satisfaction that the resources of Taurus Holding would be sufficient to satisfy the put option if exercised. Due to the lack of sufficient information from any source over the realisability of contractual payments specified by the put option, the Directors were unable to determine the amount, if any, likely to be received in the event of exercising the put option.

Given the uncertainties described above, as at December 31, 2001, the Directors considered the most appropriate accounting treatment was to write down the carrying value of its investment in KirchPayTV to nil resulting in an exceptional charge to joint ventures’ goodwill amortization of £984.9 million.

By February 8, 2002, the Group considered that its relationship with KirchPayTV had irrevocably changed and that the Group has not exercised significant influence since that date. Therefore, the Group believed that from February 8, 2002 it was no longer appropriate to account for its interest in KirchPayTV as a joint venture, and ceased accounting for KirchPayTV’s losses using the gross equity method from that date. On February 8, 2002, the Group’s investment in KirchPayTV was transferred to fixed asset investments.

As the Group has no intention of providing any future funding to KirchPayTV, and the Group, on a consolidated basis, continues to have no financial commitments, outstanding financial liabilities or contingent liabilities in respect of KirchPayTV, an amount of £13.5 million was released from the provision against the carrying value of the investment made at December 31, 2001, matching the Group’s share of KirchPayTV’s losses for the period from January 1, 2002 to February 8, 2002.

On May 8, 2002, KirchPayTV filed for insolvency. KirchPayTV management had informed the Group that Taurus Holding, was unable to continue to make funding support available to KirchPayTV and none of the other existing shareholders, banks or new investors were willing to provide funding to KirchPayTV to avoid an insolvency filing.

On May 13, 2002, the Group exercised its put option to transfer the Group’s 22% equity interest in KirchPayTV to Taurus Holding. Taurus Holding rejected the exercise of the put as it did not consider that the conditions for exercising the put had occurred. However, based on the information available to the Group, the Group continues to believe the put option was exercisable at that time. On June 12, 2002 Taurus Holding filed for insolvency. The Group continues to monitor the situation carefully insofar as it relates to its interest in KirchPayTV and its put option to Taurus Holding and will continue to take such action, from time to time, as it considers appropriate in order to seek to realise value from the put option, recognising that Taurus Holding may oppose such action in the future. The Group continues to believe that, unless the liquidity issues of Taurus Holding are adequately resolved, it is unlikely to receive a significant amount, if any amount, in respect of the put option.

The following information is given in respect of the Group’s share of all joint ventures:

	2000	2001(i)	2002(ii)
	£m	£m	£m
Turnover	87.7	224.1	139.2
Fixed assets	381.7	139.7	3.6
Current assets	285.5	130.8	85.1
Liabilities due within one year	(439.6)	(124.2)	(66.0)
Liabilities due after more than one year	(73.8)	(124.1)	(2.5)

(i)	This includes the Group’s share of BiB’s turnover up until BiB was consolidated as a subsidiary from May 9, 2001.

(ii)	This includes the Group’s 22% share of KirchPayTV’s turnover up until it ceased to be treated as a joint venture on February 8, 2002.

	Group’s share of KirchPayTV (as adjusted) Period to 31 March 2000	Group’s share of KirchPayTV (as adjusted) Year to 31 March 2001	Group’s share of KirchPayTV (as adjusted) April 1, 2001 to November 8, 2001
	£m	£m	£m
Turnover	20.8	117.4	66.5

Operating loss	(11.0)	(116.0)	(70.0)
Loss on sale of fixed asset investment (see Note 4)	(14.0)	(69.5)	—
Net interest payable	(4.4)	(9.7)	(3.6)

Loss before taxation	(29.4)	(195.2)	(73.6)
Taxation	(0.3)	—	—

Loss after taxation	(29.7)	(195.2)	(73.6)

Fixed assets	362.5	135.5	—

Current assets	189.6	67.9	—

Liabilities due within one year	(362.9)	(110.8)	—

Liabilities due after more than one Year	(63.4)	(91.1)	—

As KirchPayTV ceased to be treated as a joint venture from February 8, 2002, no joint venture balance sheet disclosure has been provided for 2002.

In the absence to date of KirchPayTV results for the period from July 1, 2001 to February 8, 2002, the results for a similar period, the period from April 1, 2001 to November 8, 2001, have been used. In June 2001, due to the absence of results for KirchPayTV for the year from July 1, 2000 to June 30, 2001, the results for a similar period, the year to March 31, 2001, were used. The 2000 results were adjusted to include the loss from the sale by KirchPayTV, on June 7, 2000, of 20 million of its holding of BSkyB shares. Consequently this loss has been excluded from the 2001 results.

The results for the two-week period ended January 15, 2000 and the two-week period ended April 15, 2000, are not materially different from any two-week period within the results for the period to March 31, 2000, before adjustments.

15.  Other fixed asset investments

Principal Group investments

The investments of the Group which principally affect the consolidated results and net assets of the Group are as follows:

Name	Country of incorporation/ operation	Description and proportion of shares held (%)	Principal activity
Subsidiaries: Direct holdings

British Sky Broadcasting Limited	England and Wales	10,000,002 Ordinary Shares of £1 each (100%)	The transmission of the Group’s English language satellite television broadcasting services

Sky Television Limited	England and Wales	13,376,982 Ordinary Shares of £1 each (100%)	Holding company

Sports Internet Group Limited(formerly Skysports.com Limited and Sports Internet Group Plc)	England and Wales	38,247,184 Ordinary Shares of 5p each (100%)	Providing sports content, statistics, gaming and e-commerce services

British Interactive Broadcasting Holdings Limited(i)	England and Wales	651,960 Ordinary Shares of £1 each (100%)	The transmission of interactive services

Subsidiaries: Indirect holdings

Sky Subscribers Services Limited	England and Wales	2 Ordinary Shares of £1 each (100%)	Providing ancillary functions supporting the satellite television broadcasting operations of the Group

Sky In-Home Service Limited	England and Wales	1,176,000 Ordinary Shares of £1 each and 400,000 Deferred Shares of £1 each (100%)	The supply, installation and maintenance of satellite television receiving equipment

Sky Ventures Limited	England and Wales	912 Ordinary Shares of £1 each (100%)	Holding company for joint ventures

British Sky Broadcasting SA	Luxembourg	12,500 Ordinary Shares of £12 each (100%)	Digital satellite transponder leasing company

Sky New Media Ventures plc	England and Wales	12,500 Ordinary Shares of £1 each (100%)	Holding company for new media investments

Joint ventures

Nickelodeon UK	England and Wales	104 B Shares of £0.01 each (50%)	The transmission of children’s television services

The History Channel (UK)	England and Wales	50,000 A shares of £1 each (50%)	The transmission of history and biography television services

Paramount UK(ii)	England and Wales	Partnership interest (25%)	The transmission of a general entertainment comedy channel

Australian News Channel Pty Limited	Australia	1 Ordinary Share of AUS$1 (33.33%)	The transmission of a 24-hour news channel

Granada Sky Broadcasting Limited(iii)	England and Wales	800 B Shares of £1 each (80%)	The transmission of general entertainment channels

MUTV	England and Wales	100 B Shares of £1 each(33.33%)	The transmission of Manchester United football channel

National Geographic Channel(iv)	England and Wales	Partnership interest (50%)	The transmission of a natural history channel

Music Choice Europe plc (formerly Music Choice Europe Limited)	England and Wales	44,001,120 A Shares of £1 each (35.95%)	The transmission of audio music channels

Attheraces plc	England and Wales	1,000 Ordinary Shares of £1 each (33.33%)	The transmission of a horse racing service and related on-line activities.

Notes

(i)	80.1% directly held by British Sky Broadcasting Group plc and 19.9% held by British Sky Broadcasting Limited.

(ii)	The registered address of Paramount UK is 15-18 Rathbone Place, London W1P 1DF.

(iii)	The economic interest held in Granada Sky Broadcasting Limited is 49.5%.

(iv)	The registered address of National Geographic Channel is Grant Way, Isleworth, Middlesex TW7 5QD.

Other fixed asset investments

The following are included in the net book value of other fixed asset investments:

	2001	2002
	£m	£m
Investment in own shares(a)	19.1	42.2
Other investments(b)	123.1	64.9

	142.2	107.1

(a)  Investment in own shares

The movements in the years were as follows:

	2001		2002
	Number of Ordinary Shares	£m	Number of Ordinary Shares	£m
At beginning of year	4,842,687	27.5	3,354,512	19.1
Share options exercised during the year	(1,488,175)	(8.4)	(654,875)	(3.8)
Shares purchased during the year	—	—	3,900,000	26.9

At end of year	3,354,512	19.1	6,599,637	42.2

During the year, the Trustees of the Group’s ESOP as authorised by the Board, purchased 3.9 million of the Company’s Ordinary Shares in the open market, funded by a loan from the Company. These shares will be utilized, together with shares already held by the ESOP, to satisfy the exercise of employee share options and share awards under the Group’s LTIP and KCP.

As at June 30, 2002, the ESOP held 6.6 million Ordinary Shares in the Company (2001: 3.35 million) at an average value of £6.39 per share (2001: £5.68 per share). The 0.7 million Ordinary Shares utilized during the year relate to the grants of shares under the KCP (in fiscal 2001 the 1.5 million Ordinary Shares utilized during the year relate to the exercise of options under the LTIP and the grant of shares under the KCP).

The cost to the Group of the LTIP and KCP shares hedged by the ESOP is accrued over the relevant vesting periods of these schemes. An amount of £19.3 million is included within accruals (2001: £9.8 million).

The market value of shares held by the ESOP as at June 30, 2002 was £41.5 million (2001: £22.9 million), and the nominal value was £3.3 million (2001: £1.7 million).

(b)  Other investments

	2001	2002
	£m	£m
Cost
Beginning of year	120.8	161.2
Additions	40.4	3.2
Previously classified as a joint venture	—	971.4
Disposals	—	(15.9)

End of year	161.2	1,119.9

Provision
Beginning of year	—	38.1
Previously classified as a joint venture	—	971.4
Disposals	—	(14.5)
Provided during the year	38.1	60.0

End of year	38.1	1,055.0

Net book value
Beginning of year	120.8	123.1

End of year	123.1	64.9

2002

On July 2, 2001, the Group disposed of its unlisted investment in Static 2358 Limited for total consideration of £3.7 million comprising a mixture of cash and shares in Open TV. The Group made a profit on disposal of £2.3 million. The investment in Open TV shares is included as an addition to other investments in the period.

At December 31, 2001, the Group made a provision against its minority equity investments in football clubs, leading to a non-cash exceptional charge of £60.0 million.

On February 26, 2002, the Group sold its listed investment in Gameplay plc for total consideration of £0.03 million, realizing a profit on disposal of £0.03 million. The Group’s investment in Gameplay plc was held at cost of £12.3 million less provision of £12.3 million. These amounts were written back upon disposal of the Group’s investment in Gameplay plc.

On June 7, 2002, the Group disposed of its listed investment in Toyzone plc following the liquidation of this entity. The Group’s investment in Toyzone plc was held at cost of £2.2 million less provision of £2.2 million. These amounts were written-back upon disposal of the Group’s investment in Toyzone plc.

The Group’s investment in KirchPayTV was treated as a joint venture until February 8, 2002, after which date the Group considered that it was no longer able to exercise significant influence over KirchPayTV. The investment is now treated as a fixed asset investment and was transferred from “Investments in joint ventures” to “Other investments” on February 8, 2002 at a net book value of nil. Further details on the Group’s investment in KirchPayTV are given in note 14.

2001

On March 3, 2000, the Group entered into arrangements with Chelsea Village Plc (“Chelsea Village”) to subscribe for ordinary and preference shares in Chelsea Village and to become its exclusive media agent, for total consideration of £40.0 million. Of the £40.0 million consideration, £15.0 million was paid during the prior year and the remaining £25.0 million was paid on completion on July 14, 2000. Shares acquired in Chelsea Village represent 9.9% of its enlarged share capital.

At December 31, 2000, £24.5 million was provided against minority investments in new media companies. An additional £15.5 million was provided against these investments at March 31, 2001. This brought the carrying value of the Group’s investment in new media companies to nil. At June 30, 2001, the provision was reduced by £1.4 million to reflect the post year end disposal of the Group’s investment in Static 2358 Limited (see note 4).

Further analysis of listed investments is shown below:

	2001	2002
	£m	£m
Listed investments included above(i)	106.2	49.4
Aggregate market value at end of year	51.9	40.1

(i)	Including investments traded on OFEX.

No tax liability would arise on the sale of these listed investments at the market value shown above as no gains would arise.

16.  Stocks

	2001	2002
	£m	£m
Television program rights	364.6	367.3
Set-top boxes and related equipment	55.4	42.2
Raw materials and consumables	4.1	4.7

	424.1	414.2

At least 77% (2001: 71%) of the existing television program rights at June 30, 2002 will be amortized within one year.

17.  Debtors

	2001	2002
	£m	£m
Debtors: Amounts falling due within one year
Trade debtors	231.7	177.5
Amounts owed by joint ventures (see note 27)	11.2	15.2
Amounts owed by other related parties (see note 27)	1.9	1.0
Other debtors	29.0	8.5
Prepaid program rights	51.4	80.5
Prepaid transponder rentals	25.1	15.5
Advanced corporation tax	—	18.2
Deferred tax assets (see note 18)	68.9	13.9
Prepaid media rights	3.0	3.7
Other prepayments and accrued income	71.2	66.9

	493.4	400.9

Debtors: Amounts falling due after more than one year
Prepaid program rights	78.2	38.6
Prepaid transponder rentals	61.8	55.6
Advance corporation tax	85.3	67.1
Deferred tax (see note 18)	75.0	24.9
Prepaid media rights	11.9	12.8
Other prepayments and accrued income	12.4	8.0

	324.6	207.0

Trade debtors are shown net of certain provisions. The movement in these provisions is as follows:

Provisions
£m
As at July 1, 2000	(31.9)

Utilized during fiscal 2001	3.9
Provided during fiscal 2001	(19.1)

As at July 1, 2001	(47.1)
Utilized during fiscal 2002	1.5
Provided during fiscal 2002	(15.8)

As at June 30, 2002	(61.4)

18.  Deferred tax asset

	2001	2002
	£m	£m
Included within debtors due within one year:
—tax losses carried forward	68.9	11.7
—accelerated capital allowances	—	2.2

	68.9	13.9

Included within debtors due after more than one year:
—accelerated capital allowances	6.3	24.9
—tax losses carried forward	63.2	—
—other	5.5	—

	75.0	24.9

	143.9	38.8

Deferred tax asset
Beginning of year	168.0	143.9
Charge in the profit and loss account during the year (see note 9)	(24.1)	(105.1)

End of year	143.9	38.8

The deferred tax asset of £38.8 million recognized at June 30, 2002 (June 30, 2001: £143.9 million) arose principally as a result of losses and certain exceptional items booked in 1999 and 2000 which were associated with the launch of digital television and the termination of analog operations.

Following the impairment charge made in respect of the Group’s investment in KirchPayTV (see note 14), there is insufficient evidence to support the recognition of part of the deferred tax asset previously recognized. During the year £83.3 million was written off the asset as an exceptional item, although the Directors ultimately expect this amount to be recovered in full (see note 4 (f)).

Given recent and forecast trading, the Directors are of the opinion that the level of profits in the foreseeable future is more likely than not to be sufficient to recognize the remaining deferred tax asset.

19.    Creditors: Amounts falling due within one year

	2001	2002
	£m	£m
Short-term borrowings
Obligations under finance leases	2.1	1.5

	2.1	1.5

Other
Trade creditors	457.4	311.1
Amounts due to related parties (see note 27)	18.3	20.4
UK corporation tax	4.7	4.7
VAT	62.3	86.2
Social security and PAYE	6.2	7.0
Other creditors	8.4	42.0
Accruals and deferred income	431.3	432.5
Government grants	0.1	—

	988.7	903.9

	990.8	905.4

Included within trade creditors are £243.6 million (2001: £291.9 million) of US dollar-denominated programme creditors. At least 90% (2001: 90%) of these were covered by forward rate currency contracts (see note 25).

20.    Creditors: Amounts falling due after more than one year

	2001	2002
	£m	£m
Long-term borrowings
£750 million RCF(a)	690.0	500.0
£300 million RCF(a)	—	—
US$650 million of 8.200% Guaranteed Notes repayable in 2009(b)	412.5	412.5
£100 million of 7.750% Guaranteed Notes repayable in 2009(b)	100.0	100.0
US$600 million of 6.875% Guaranteed Notes repayable in 2009(b)	367.2	367.2
US$300 million of 7.300% Guaranteed Notes repayable in 2006(b)	189.2	189.2
Obligations under finance leases	8.9	7.8
Other borrowings	0.2	0.2

	1,768.0	1,576.9

Other
Accruals and deferred income	13.1	15.2
Government grants	0.8	0.8

	13.9	16.0

	1,781.9	1,592.9

(a)    RCFs

The £750 million RCF is repayable in full on June 29, 2004 and bears interest at rates between 0.50% and 1.40% per annum above LIBOR, depending on the Group’s credit rating. £500.0 million was drawn on this facility at June 30, 2002. The £300 million facility is repayable in full on June 29, 2004 and bears interest at rates between 0.50% and 1.75% per annum above LIBOR, depending on the Group’s credit rating. There were no drawings on this facility at June 30, 2002.

For a core £300 million of borrowings under the £750 million RCF, the Group’s exposure to LIBOR has been removed via an interest rate swap transaction, which fixes the rate at 6.415% (excluding the margin described above). This arrangement expires in January 2003.

Both the credit facilities contain a change of control provision, the effect of which is that the facility may become due and payable in the event that (except for News Corporation and Vivendi Universal SA (which acquired Pathé, a founding shareholder of the Company) or any member of their respective groups) any person or nominee of such person, together with any “connected person” or “persons acting in concert” (if any) (each as defined under applicable English law or regulation) becomes a holder of more than 30% in aggregate of the voting rights of the Company. The key financial covenants tested within the credit facilities are the ratio of our annualized earnings before interest, taxes, depreciation and amortization (“EBITDA”) to our net interest payable, and the ratio of our senior debt to our annualized EBITDA. Each of these are tested at the end of our six monthly accounting periods; the ratio of senior debt to annualised EBITDA is also tested on draw down or rollover of drawn amounts. We must currently maintain our ratios as follows:

— annualized EBITDA to net interest payable must be at least 3:1; and

— senior debt to annualized EBITDA must be no more than 4:1.

The covenants provided for the exclusion from the financial ratio calculations of specified subscriber acquisition costs until June 2002. In April 2002 we secured an amendment to the RCFs allowing us to continue to exclude from the financial ratio calculations the specified subscriber acquisition costs up to an agreed maximum until the maturity of the RCFs in June 2004.

The covenants provide for the exclusion from the ratio calculations of specified hardware-related subscriber acquisition costs. EBITDA is calculated as operating profit before depreciation and amortization of goodwill and intangible assets.

(b)    Guaranteed Notes

In July 1999, the Group issued in the US public debt market US$650 million and £100 million 10-year global Regulation S/144A bonds, which are SEC registered. The US$650 million Notes carry a coupon of 8.200% payable semi-annually and are repayable on July 15, 2009. The dollar proceeds were swapped into sterling at a fixed rate of 7.653% payable semi-annually. The £100 million Notes carry a fixed coupon of 7.750% payable annually and are repayable on July 9, 2009.

In February 1999, the Group issued, in the US public debt market, US$600 million of 6.875% Guaranteed Notes repayable on February 23, 2009. The proceeds were swapped into sterling at a fixed rate of 8.200% payable semi-annually.

In October 1996, the Group issued, in the US public debt market, US$300 million of 7.300% Guaranteed Notes repayable on October 15, 2006. The proceeds were swapped into sterling, half of which carries a fixed rate of interest of 8.384% payable semi-annually for the full 10 years, and the remainder of which was fixed at 7.940% per annum for five years until April 15, 2002, thereafter floating at 0.62% above the six month LIBOR rate. A further swap transaction was entered into on January 16, 2002 to fix this remaining exposure from April 15, 2002, for the remainder of the life of the bond, at a rate of 6.130% payable semi-annually.

Long-term borrowings falling due after more than one year (apart from obligations under finance leases) matures as follows:

	Year ending June 30,
	2004	2007	2009	2010
£750 million and £300 million RCFs	500.0	—	—	—
US$650 million of 8.200% Guaranteed Notes repayable in 2009	—	—	—	412.5
£100 million of 7.750% Guaranteed Notes repayable in 2009	—	—	—	100.0
US$600 million of 6.875% Guaranteed Notes repayable in 2009	—	—	367.2	—
US$300 million of 7.300% Guaranteed Notes repayable in 2006	—	189.2	—	—
Other borrowings	—	—	—	0.2

	500.0	189.2	367.2	512.7

Obligations falling due after more than one year under finance leases are payable as follows:

2002
£m
Amounts repayable in the year ended June 30:
2004	0.4
2005	0.2
2006	0.3
2007	0.3
After five years	6.6

7.8

2001
£m
Amounts repayable in the year ended June 30:
2003	1.2
2004	0.2
2005	0.3
2006	0.3
After five years	6.9

8.9

Obligations under finance leases represent amounts drawn down in connection with the Customer Management Centre in Dunfermline and various IT assets. Repayments of £0.8 million (2001: £0.8 million) were made against the Customer Management Centre lease and repayments of £2.4 million (2001: £1.0 million) were made against the IT asset leases. A proportion of these payments has been allocated to the capital amount outstanding. The Customer Management Centre leases and the IT assets leases bear interest at rates of 8.5% and 0% respectively.

21.    Derivatives and other financial instruments

Treasury policy and risk management

The Group’s treasury function is responsible for raising finance for the Group’s operations, together with managing foreign exchange, interest rate and counterparty risks. Treasury operations are conducted within a framework of policies and guidelines authorized and reviewed by both the Audit Committee and the Board, who receive regular updates of treasury activity. Derivative instruments are transacted for risk management purposes only. It is the Group’s policy that all hedging is to cover known risks and that no trading in financial instruments is undertaken.

Regular and frequent reporting to management is required for all transactions and exposures and the internal control environment is subject to periodic review by the Group’s Internal Audit and Risk Management function. The amount of cash placed with any one institution is restricted to ensure counterparty risks are minimized.

The Group’s principal market risks are changes in interest rates and currency exchange rates, which arise both from the Group’s sources of finance and from its operations. Following evaluation of those positions, the Group selectively enters into derivative financial instruments to manage these exposures. Interest rate swaps are used to hedge interest rate risks, forward rate agreements to hedge transactional currency exposures and cross-currency interest rate swaps to hedge exposures on long-term foreign currency debt.

Interest rate management

        The Group has financial exposures to both sterling and US dollar interest rates, arising primarily from bank borrowings and long-term bonds. These exposures are managed by borrowing at fixed and variable rates of interest and by using interest rate swaps to manage exposure to interest rate fluctuations. The principal method of hedging interest rate risk is to enter into cross-currency swap arrangements, the effects of which are to fix the Group’s sterling interest costs at certain rates. The majority of these arrangements relate to the Group’s dollar denominated debt and provide for the exchange, at specified intervals, of fixed-rate amounts of dollars in return for fixed-rate amounts of sterling. All of the Group’s debt exposure is denominated in sterling after cross-currency swaps are taken into account; however, at June 30, 2002, the split of aggregate net borrowings in its core currencies was US dollar 62% and sterling 38%. The Group also enters into sterling interest rate swap arrangements that provide for the exchange at specified intervals of the difference between fixed rates and variable rates calculated by reference to an agreed notional sterling amount.

It is the Group’s policy to have an appropriate mixture of fixed and floating rates and for foreign exchange transactions to be restricted to fixed price instruments. At June 30, 2002, 87% of the Group’s borrowings were at fixed rates after taking account of interest rate swaps (June 30, 2001: 78%). The fair value of swaps held as at June 30, 2002 was approximately £60.2 million (June 30, 2001: £91.8 million). To ensure continuity of funding, the Group’s policy is to ensure that borrowings mature over a period of years. At June 30, 2002, 56% of the Group’s borrowings were due to mature in more than five years (June 30, 2001: 61%).

Currency exchange rates

The Group’s revenues are substantially denominated in pounds sterling, although a significant proportion of operating costs are denominated in US dollars. In the year to June 30, 2002, 15% of operating costs (£393.0 million) were denominated in US dollars (June 30, 2001: 17% (£365 million)). These costs relate mainly to the Group’s long-term programming contracts with US suppliers.

The Group currently manages its US dollar/pound sterling exchange risk exposure by the purchase of forward foreign exchange agreements for up to 18 months ahead, which substantially hedge the Group’s future foreign exchange liabilities in that period.

The Group also incurs costs in euros relating mainly to certain transponder rentals. From January 1, 2000, revenues from the Group’s Irish customers have provided a natural and growing offset for a portion of these costs, to the extent that small euro surpluses are now generated each month.

All US dollar-denominated forward rate agreements entered into by us are in respect of firm commitments that exceed the value of such agreements and instruments. It is the Group’s policy to hedge in excess of 90% of dollar denominated expenses for a period of up to 18 months forward. At June 30, 2002, the Group had outstanding commitments to purchase in aggregate US$920 million at average rates of exchange of US$1.3856 to £1.00. Although these financial instruments can mitigate the effect of short-term fluctuations in exchange rates, there can be no effective or complete hedge against long-term currency fluctuations.

As permitted by FRS 13, short-term debtors and creditors have been excluded from the FRS 13 disclosures, other than the currency risks disclosures.

Interest rate risks

After taking into account interest rate swaps and forward foreign currency contracts entered into by the Group, the interest rate profile of the Group’s financial liabilities was:

	2001			2002
	Fixed	Floating	Total	Fixed	Floating	Total
£m	1,379.9	390.2	1,770.1	1,378.2	200.2	1,578.4
Weighted average interest rate	7.6%	6.3%	7.3%	7.7%	5.4%	7.4%
Weighted average period for which the rate is fixed (years)	5.8	n/a	n/a	5.1	n/a	n/a
Weighted average term (years)	6.5	3.0	5.7	5.5	2.0	5.0

Further details of interest rates on long-term borrowings are given in note 20.

In addition, cash at bank and in hand of £50.3 million (2001: £223.6 million) consists mainly of sterling deposits, in bank accounts or on money markets at call. At June 30, 2002, £0.5 million (2001: £70.0 million) relates to sterling time deposits which expire within 14 days of year end (average interest rate of 3.75%). The remaining sterling cash deposits comprise deposits placed on the money market at three-day rates and in sterling currency accounts.

Currency risks

The table below shows the Group’s currency exposures after hedging that give rise to the net currency gains and losses recognized in the profit and loss account. Such exposures comprise the net monetary assets and liabilities of the Group that are not denominated in the functional currency of the operating unit involved and principally consist of cash deposits, trade debtors and trade creditors.

	Net foreign currency monetary assets (£m)
	2001			2002
	USD	euros	Total	USD	euros	Total
Functional currency of Group operating unit
Sterling	4.4	17.0	21.4	1.5	7.4	8.9

As at June 30, 2002 and June 30, 2001, the Group also held open various currency forward contracts that the Group had taken out to hedge expected future foreign currency commitments (see note 25).

Liquidity risks

The profile of the Group’s financial liabilities, other than short-term creditors, is shown in note 20. The Group’s undrawn committed bank facilities, subject to covenants, were as follows:

	2001	2002
	£m	£m
Expiring between one and two years	—	550.0
Expiring in more than two years	360.0	—

Total	360.0	550.0

Fair values

Set out below is a comparison by category of the book values and the estimated fair values of the Group’s financial assets and financial liabilities, and associated derivative financial instruments as at June 30, 2002 and June 30, 2001:

	2001		2002
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m
Primary financial instruments held or issued to finance the Group’s operations
Bank borrowings	(690.2)	(690.2)	(500.2)	(500.2)
Quoted bond debt	(1,068.9)	(1,148.8)	(1,068.9)	(1,067.8)
Finance leases	(11.0)	(11.0)	(9.3)	(9.3)
Cash deposits	223.6	223.6	50.3	50.3
Derivative financial instruments held to manage the interest rate and currency profile
Combined interest and exchange rate swaps	—	91.8	—	60.2
Forward foreign currency contracts	—	(1.8)	—	(50.3)

The fair values of quoted bond debt are based on period-end mid-market quoted prices. The fair values of other borrowings are estimated by discounting the future cash flows to net present value. The fair values of derivative financial instruments are estimated by calculating the difference between the contracted rates and the appropriate market rates prevailing at the period ends.

In addition to the financial instruments in the above fair value table, the Group had holdings in the equity share capital of other listed investments at June 30, 2002 and June 30, 2001. See note 15 for disclosure of their book and fair values.

The difference between book value and fair value reflects unrealized gains or losses inherent in the instrument, based on valuations as at June 30, 2002 and June 30, 2001. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.

Hedges

The Group’s policy is to hedge the following exposures:

— interest rate risk, using interest rate swaps

— transactional currency exposures, using forward foreign currency contracts

— exposures on long-term foreign currency debt

Gains and losses on instruments used for hedging are not recognized until the hedged position is recognized. Unrecognized gains and losses on instruments used for hedging, and the movements therein, are as follows:

	2001			2002
	Gains	Losses	Total net (losses) gains	Gains	Losses	Total net (losses) gains
	£m	£m	£m	£m	£m	£m
Unrecognized gains and losses at the start of the year	45.3	(21.5)	23.8	113.7	(23.7)	90.0
Gains and losses arising in previous years that were recognized in the year	(17.4)	1.1	(16.3)	(13.1)	4.0	(9.1)

Gains and losses arising before the start of the year that were not recognized in the year	27.9	(20.4)	7.5	100.6	(19.7)	80.9
Gains and losses arising in the year that were not recognized in the year	85.8	(3.3)	82.5	(26.8)	(44.2)	(71.0)

Unrecognized gains and losses on hedges at the end of the year	113.7	(23.7)	90.0	73.8	(63.9)	9.9

Of which:
Gains and losses expected to be recognized in the next year	25.7	(4.0)	21.7	0.1	(37.7)	(37.6)

Gains and losses expected to be recognized after the next year	88.0	(19.7)	68.3	73.7	(26.2)	47.5

22.    Provisions for liabilities and charges

	Analog termination provision(a)	Transition provision(b)	Sky In-Home Service Limited reorganisation provision(c)	Sky Interactive reorganisation provision(d)	Provision for closure of Sky Pictures(e)	Total
	£m	£m	£m	£m	£m	£m
As at June 30, 2000	30.7	192.9	1.9	—	—	225.5
Charged to profit and loss account	—	—	—	12.1	0.3	12.4
Subsidiary acquired	—	—	—	3.4	—	3.4
Utilized in year	(22.5)	(174.3)	(1.5)	—	—	(198.3)

As at June 30, 2001	8.2	18.6	0.4	15.5	0.3	43.0
Utilized in year	(4.1)	(18.6)	(0.2)	(7.1)	(0.3)	(30.3)
Released in year	(4.1)	—	—	—	—	(4.1)
Transferred to fixed assets	—	—	—	(4.5)	—	(4.5)
As at June 30, 2002	—	—	0.2	3.9	—	4.1

(a)	The analog termination provision principally comprised the cost of early termination of analog transponder leases and various other costs incurred in terminating the Group’s analog operation. £4.1 million of the provision was utilized during the year (2001: £22.5 million). The remaining £4.1 million of provision was released during the year as an operating exceptional item.

(b)	The remaining transition provision utilized during the year of £18.6 million (2001: £174.3 million) is net of £2.2 million (2001: £21.2 million) of installation income received from subscribers. The transition provision comprised the cost of the set-top box, installation costs, Sky Interactive set-top box subsidy costs and various other costs incurred in enabling a subscriber to use the digital service, less any upfront income received from the subscriber.

(c)	The remaining Sky In-Home Service Limited reorganization provision principally comprises the costs of onerous lease contracts and is expected to be utilized by June 2005.

(d)	The Sky Interactive reorganization provision related to costs associated with the reorganization and consolidation of all interactive and online activities within the division “Sky Interactive” (see note 4). The remaining provision principally comprises the cost of onerous contracts and is expected to be utilized by June 2009.

(e)	The Sky Pictures provision principally comprised the cost of a reduction in headcount.

23.    Called-up share capital

	2001	2002
	£m	£m
Authorized
3,000,000,000 Ordinary Shares of 50p	1,500.0	1,500.0

Allotted, called-up and fully paid — equity
Ordinary Shares — 1,893,428,580 (2001: 1,888,793,111) of 50p	944.4	946.7

Allotted during the year	Number
Allotted and fully-paid up at start of year	1,888,793,111
Options exercised under the Executive Share Option Scheme at between £2.560 and £6.385	2,485,046
Options exercised under the Sharesave Scheme at between £2.050 and £4.620	597,298
Options exercised under the LTIP	1,383,750
Shares issued in respect of the acquisition of WAP TV (see note 24)	169,375

Allotted and fully paid up at end of year	1,893,428,580

Movements in share capital in the year ended June 30, 2002 are described in note 24.

Share option schemes

Total options in existence at June 30, 2002 are as follows:

Scheme	Number of Ordinary Shares
Approved and Unapproved Executive Share Options(a)	32,522,881
Sharesave Scheme Options(b)	3,113,822
LTIP Options(c)	6,043,875
KCP(d)	1,165,000

42,845,578

(a)  Approved and Unapproved Executive Share Options

Options in existence at June 30, 2002 under the Executive Schemes are shown in the table below:

Date of grant	Number of Ordinary Shares	Option price	Exercisable from
		£
8-Dec-94	180,595	2.560	8-Dec-97
15-May-97	266,078	5.675	15-May-00
10-Jun-97	15,061	5.975	10-Jun-00
18-Aug-97	6,864	4.370	18-Aug-00
18-Aug-97	21,809	4.420	18-Aug-00
14-Nov-97	7,308	4.105	14-Nov-00
14-Nov-97	36,253	4.030	14-Nov-00
4-Feb-98	8,298	3.615	4-Feb-01
1-Dec-98	4,110,819	5.010	1-Dec-01
7-May-99	1,147	0.500	7-May-02
7-May-99	4,589	4.350	7-May-02
12-Aug-99	600,000	5.830	12-Aug-02
18-Oct-99	123,120	0.980	18-Oct-02
29-Oct-99	4,771,902	6.385	29-Oct-02
1-Nov-99	214,231	6.535	1-Nov-02
22-Nov-99	107,775	6.495	22-Nov-02
1-Mar-00	31,222	16.270	1-Mar-03
5-Apr-00	41,517	13.970	5-Apr-03
12-May-00	32,355	12.980	12-May-03
22-May-00	21,842	10.530	22-May-03
23-May-00	126,529	9.800	23-May-03
12-Jun-00	34,993	11.430	12-Jun-03
30-Jun-00	100,931	12.880	30-Jun-03
26-Jul-00	46,077	12.370	26-Jul-03
30-Aug-00	282,446	11.400	30-Aug-03
23-Nov-00	5,886,786	9.900	23-Nov-01
1-Dec-00	4,234,000	9.840	1-Dec-03
4-Jan-01	59,534	10.750	4-Jan-02
26-Feb-01	114,919	9.340	26-Feb-02
6-Mar-01	92,416	9.290	6-Mar-02
14-Mar-01	121,289	8.950	14-Mar-02
21-May-01	74,644	7.190	21-May-02
4-Jun-01	94,480	7.165	4-Jun-02
26-Jul-01	184,815	7.080	26-Jul-02
6-Nov-01	9,672,276	7.940	6-Nov-02
13-Nov-01	26,668	8.360	13-Nov-02
4-Jan-02	88,057	7.890	4-Jan-03
14-Feb-02	12,479	7.005	14-Feb-03
26-Feb-02	20,343	6.850	26-Feb-03
14-May-02	32,689	6.820	14-May-03
5-Jun-02	600,000	7.350	5-Jun-03
28-Jun-02	13,725	6.180	28-Jun-03

	32,522,881

The Group operates both an Approved and an Unapproved Executive Share Option Scheme (“the Executive Option Schemes”).

        Under the Executive Schemes, options have been normally only exercisable after the expiry of three years from the date of grant and lapse if not exercised within 10 years. Options are only exercisable if the pre-determined performance target of real growth in the Group’s earnings per share over any three-year period during the life of the option is achieved. This performance target was subsequently amended as the launch of the free set-top box offer impacted upon the growth in earnings per share. Accordingly, in determining the extent to which the options granted in 1998 became exercisable, the Remuneration Committee took into account the costs in connection with the development and launch of digital television. For options granted after October 29, 1999, the Group introduced the Alternative Performance Target which makes the exercise of options conditional on the achievement of certain commercial measures, including subscriber growth and profit-based targets.

The Group follows a policy of granting options to employees by reference to a multiple of salary. This is then subject to approval by the department heads who may recommend that the person receives an additional allocation dependent upon performance. The Group intends to continue with this policy and any recommendations that will result in an employee receiving a one-off grant of share options over four times salary (irrespective of their level of salary) will require the approval of the Remuneration Committee. Options granted after November 2000 may be exercised over a phased period of years, provided that, in normal circumstances, no part of an option will be capable of exercise earlier than one year from the date of grant. Options granted during the year become capable of exercise over a period of four years, with 25% vesting annually commencing on the first anniversary of the grant for exercise by a participant.

(b)  Sharesave Scheme Options

Options in existence at June 30, 2002 under the Sharesave Scheme are shown in the table below:

Date of grant	Number of Ordinary Shares	Option price	Exercisable from
		£
8-Dec-94	7,037	2.050	1-Mar-02
25-Oct-95	42,215	3.020	1-Feb-03
2-Nov-96	11,940	4.620	1-Jan-02
2-Nov-96	19,641	4.620	1-Jan-04
27-Oct-97	110,158	3.720	1-Jan-03
27-Oct-97	31,270	3.720	1-Jan-05
28-Sep-98	79,754	3.780	1-Dec-01
28-Sep-98	175,798	3.780	1-Dec-03
28-Sep-98	103,401	3.780	1-Dec-05
18-Oct-99	386,568	4.620	1-Jan-03
18-Oct-99	183,943	4.620	1-Jan-05
18-Oct-99	63,306	4.620	1-Jan-07
3-Oct-00	340,076	9.710	1-Jan-04
3-Oct-00	153,137	9.710	1-Jan-06
3-Oct-00	41,216	9.710	1-Jan-08
28-Sep-01	983,244	6.110	1-Jan-05
28-Sep-01	291,982	6.110	1-Jan-07
28-Sep-01	89,136	6.110	1-Jan-09

	3,113,822

The Group operates a Sharesave Scheme (“the Sharesave Scheme”).

The Sharesave Scheme is open to all employees, including Executive Directors. Options are normally exercisable after either three, five or seven years from the date of grant. The price at which options are offered is not less than 80% of the middle-market price on the dealing day immediately preceding the date of invitation. It is the Group’s policy to make an invitation for the employees to participate in the scheme following the announcement of the end of year results.

(c)  LTIP Options

Options in existence at June 30, 2002 under the LTIP are shown in the table below:

Date of grant	Number of Ordinary Shares	Option price	Exercisable from
		£
3-Nov-00	1,532,250	10.040	3-Nov-02
3-Nov-00	1,532,250	10.040	3-Nov-03
21-Nov-01	1,489,686	8.300	31-Jul-03
21-Nov-01	1,489,689	8.300	31-Jul-04

	6,043,875

The Group operates a Long Term Incentive Plan (“LTIP”) for Executive Directors and senior executives. An award under the LTIP comprises a Core Award and a Performance Award. The Core Award vests, dependent on continued service with the Group for a specified period. The Performance Award vests, in full or in part, dependent on the satisfaction of certain performance targets. Awards are not transferable or pensionable and are made over a specified number of shares in BSkyB, determined by the Remuneration Committee. Awards may be in a variety of forms with equivalent values. Awards are made on an annual basis, in line with the Combined Code’s recommendation on phased grants.

The performance targets selected for the Awards made to date have been based on a combination of business measures derived from the Group’s business plan, and the Group’s relative total shareholder return performance against a range of comparable companies in the UK and international media and telecommunications sectors.

(d)  KCP Options

Options in existence at June 30, 2002 under the KCP are shown in the table below:

Date of grant	Number of Ordinary Shares	Option price	Exercisable from
		£
21-Nov-01	567,500	8.300	31-Jul-02
21-Nov-01	567,500	8.300	31-Jul-03
4-Mar-02	15,000	7.175	31-Jul-02
4-Mar-02	15,000	7.175	31-Jul-03

	1,165,000

24.  Reconciliation of movement in shareholders’ funds

Movement in shareholders’ funds includes all movements in reserves.

	Share capital	Share premium	Shares to be issued	Merger reserve	Profit and Loss account	Total equity shareholders’ funds (deficit)
	£m	£m	£m	£m	£m	£m
As at July 1, 1999	863.0	703.0	—	—	(2,114.2)	(548.2)
Issue of share capital	49.9	1,514.6	—	—	(18.1)	1,546.4
Share issue costs	—	(7.7)	—	—	—	(7.7)
Loss for the financial year	—	—	—	—	(197.7)	(197.7)
Translation differences on foreign currency net investment	—	—	—	—	4.1	4.1

As at July 1, 2000	912.9	2,209.9	—	—	(2,325.9)	796.9
Issue of share capital	31.5	171.2	—	378.1	(9.1)	571.7
Shares to be issued	—	—	256.9	—	—	256.9
Share issue costs	—	(3.5)	—	—	—	(3.5)
Loss for the financial year	—	—	—	—	(538.6)	(538.6)
Net loss on deemed disposals	—	—	—	—	(20.7)	(20.7)
Transfer from merger reserve	—	—	—	(37.3)	37.3	—
Translation differences on foreign currency net investment	—	—	—	—	(2.1)	(2.1)

As at July 1, 2001	944.4	2,377.6	256.9	340.8	(2,859.1)	1,060.6
Issue of share capital	2.3	34.0	(1.1)	—	(13.5)	21.7
Share issue costs	—	(1.8)	—	—	—	(1.8)
Loss for the financial year	—	—	—	—	(1,382.6)	(1,382.6)
Transfer from merger reserve	—	—	—	(74.1)	74.1	—
Translation differences on foreign currency net investment	—	—	—	—	1.4	1.4

As at June 30, 2002	946.7	2,409.8	255.8	266.7	(4,179.7)	(300.7)

As at June 30, 2002, the cumulative goodwill written off directly to reserves amounted to £523.8 million (2001: £523.8 million).

During the year the Company issued shares with a market value of £35.2 million (2001: £15.6 million) in respect of the exercise of options awarded under various share option plans, with £14.3 million (2001: £6.5 million) received from employees.

The Company has no distributable reserves (2001: £164.0 million).

2002

In June 2002, the Company issued 169,375 new BSkyB Ordinary Shares, which were used to satisfy part of the contingent consideration in respect of the acquisition of the remaining 5% minority interest in WAP TV Limited in May 2001. A further 338,755 new BSkyB Ordinary Shares are expected to be issued in September 2003 to satisfy the remaining contingent consideration.

During 2002, £35.6 million relating to the amortization of BiB goodwill and £38.5 million relating to the amortization of SIG goodwill was transferred from the Group merger reserve to the Group profit and loss account reserve.

2001

During 2001, a Group merger reserve was created in relation to 21.6 million shares issued during the period as consideration for the acquisition of 100% of SIG and in relation to 19.1 million shares issued during the period as part consideration for the acquisition of the remaining 19.9% of BiB.

In May and June 2001, the Company issued a total of 39,674,765 shares with a total value of £290.9 million, which were used as consideration in respect of the acquisition of the remaining 67.5% interest in BiB. A further £253.2 million of deferred consideration may be issued as shares or loan notes and is included in shareholders’ funds within shares to be issued, since our Board has determined that there is no genuine commercial possibility that loan notes will be issued.

In May 2001, the Company issued 169,375 shares which were used as consideration in respect of the acquisition of the remaining 5% minority interest in WAP TV Limited. A further 169,375 and 338,755 new BSkyB Ordinary Shares comprised the contingent consideration of £3.7 million, to be issued on June 30, 2002 and 30 September 2003 respectively.

25.  Guarantees, contingencies and other financial commitments

(a)  Future expenditure

	2001	2002
	£m	£m
Contracted for but not provided for in the accounts —set-top boxes and related equipment	110.0	126.9
—television program rights(i)	2,839.1	2,165.6
—capital expenditure	17.3	5.9

	2,966.4	2,298.4

(i)	Of the commitments for television program rights, some £1,005 million (2001: £1,147 million) relates to commitments which are payable in US dollars and are for periods of up to seven years. At June 30, 2002 the US dollar commitments have been translated at the year end rate of US$1.5347 : £1 (2001: US$1.4041 : £1), except for US$585 million (2001: US$462m) covered by forward rate contracts or other hedging instruments, where the average forward or hedged rate of US$1.3856 : £1 (2001: US$1.4281 : £1) has been used.

According to the terms of certain of the movie program rights contracts, the minimum contracted amount is subject to price escalation clauses. The extent of the escalation, and hence of the commitments, is dependent both upon the number of subscribers to the relevant movie channel and upon the audience achieved on US theatrical release. If subscriber numbers were to remain at June 30, 2002 levels, the commitment in respect of subscriber escalation would be some £251 million (US$386 million) (2001: £377 million (US$529 million)), and would be in addition to the figures shown above. Certain contracts may be extended at the licensor’s option.

At June 30, 2002, the Group had outstanding forward rate contract commitments to purchase in aggregate US$920 million (2001: US$885 million) at an average rate of US$1.3856 : £1 (2001: US$1.4281 : £1).

(b)  Contingent liabilities

The Group has contingent liabilities by virtue of its investments in unlimited companies, or partnerships, which include Nickelodeon UK, The History Channel (UK), Paramount UK, QVC and National Geographic Channel UK.

The Directors do not expect any material loss to arise from the above contingent liabilities.

(c)  Guarantees

Two of the Group’s subsidiary undertakings, British Sky Broadcasting Limited and Sky Subscribers Services Limited, have given joint and several guarantees in respect of the Company’s obligations under £300 million and £750 million revolving credit facilities and the $650 million, $600 million, $300 million and £100 million Guaranteed Notes (see note 20).

(d)  Contingent consideration

BiB

A further 67.5% of the issued share capital of BiB was acquired on May 9, 2001 and June 28, 2001, increasing the Group’s interest to 100%. If the valuation of BiB, based on agreed criteria, is £3 billion or greater, either at January 2003 or July 2003, an estimated further £75 million, £56 million and £122 million will be payable to HSBC, Matsushita and BT respectively through the issue of new BSkyB Ordinary Shares or loan notes. Due to the degree of uncertainty, these amounts have not been recognized.

WAP TV

On May 29, 2001 the Group acquired the 5% minority interest in WAP TV Limited for a total consideration of £5.0 million. The consideration comprised 169,375 new BSkyB Ordinary Shares issued on May 29, 2001, contingent consideration which was satisfied by the issue of a further 169,375 new BSkyB Ordinary Shares on June 30, 2002, and contingent consideration which will be satisfied by the issue of 338,755 new BSkyB Ordinary Shares on September 30, 2003. The contingent consideration is contingent upon the vendors remaining continuously in the employment of a member of the Group from completion until the date the deferred consideration is due. The remaining contingent consideration has been recognized as it is considered probable that these criteria will be fulfilled.

(e)  Lease and similar commitments

The minimum annual rentals under these arrangements are as follows:

	Property	Transponder computer and technical equipment	Total
	£m	£m	£m
June 30, 2002
Operating leases and similar arrangements which expire:
—within one year	0.8	0.5	1.3
—within two to five years	0.9	14.6	15.5
—after five years	9.2	43.1	52.3

	10.9	58.2	69.1

June 30, 2001
Operating leases and similar arrangements which expire:
—within one year	0.3	4.7	5.0
—within two to five years	2.5	3.8	6.3
—after five years	8.6	66.5	75.1

	11.4	75.0	86.4

The Group leases certain land and buildings on short-term and long-term leases. The rents payable under these leases are subject to renegotiation at various intervals specified in the leases. In addition the Group has agreements for the use of transponders on the Astra and Eutelsat satellites.

At June 30, 2002, the Group had no forward rate contracts to purchase euros. At June 30, 2001 the Group had forward rate contracts to purchase euros 43 million, covering certain commitments in relation to transponder rental costs, at average rates of euros 1.6175 : £1.

Summarized below as at June 30, 2002, are the minimum lease payments for non-cancelable operating leases and similar arrangements.

Operating leases and similar arrangements
£m
Year ended June 30:
2003	69.1
2004	68.2
2005	74.2
2006	72.2
2007	68.2
After five years	164.5

516.4

Payments made under non-cancelable operating leases and similar arrangements in the year ended June 30, 2002, totaled £8.2 million (2001: £7.2 million; 2000: £6.8 million) in respect of property and £76.4 million (2001: £112.2 million; 2000: £111.8 million) in respect of transponders, computer and technical equipment.

Summarized below as at June 30, 2002, are the minimum sub-lease rentals to be received under non-cancellable operating subleases.

Sub-leases
£m
Year ended June 30:
2003	20.2
2004	16.8
2005	12.5
2006	8.2
2007	6.6
After five years	15.0

79.3

26.  Regulatory update

Office of Fair Trading (“OFT”)

The OFT announced its current investigation of the Group on January 11, 2000. The investigation initially commenced under the Fair Trading Act 1973.

On December 5, 2000, the OFT indicated that it wished to continue its inquiry under the Competition Act, and on December 17, 2001, the OFT announced that it had issued a Rule 14 Notice to the Group and proposed to make a decision that the Group had behaved anti-competitively, infringing UK competition law. The Group maintained that it had not infringed the Competition Act and welcomed the opportunity to put its case to the OFT.

On January 18, 2002, the Group informed the cable companies and ITV Digital that it was modifying its wholesale prices for its premium channels to be consistent with the OFT’s new position on wholesale pricing set out in its Rule 14 Notice. The effect of these new wholesale prices has been broadly neutral on the Group’s wholesale revenue. These prices were modified further with effect from July 1, 2002, again for consistency with the OFT’s position. The effect of these new wholesale prices is expected to be broadly neutral on the Group’s wholesale revenue. Both of these sets of modifications addressed, but in no way implied acceptance of, the allegations made by the OFT against the Group in its Rule 14 Notice.

In April and May 2002, the Group submitted written and oral representations to the OFT on its Rule 14 Notice. Since then, the Group has responded to further requests from the OFT for information. The Group is presently awaiting the OFT’s response to the Group’s written and oral representations on the Rule 14 Notice and to the further information the Group has provided. An adverse decision would be appealable to the Competition Commission Appeal Tribunal.((1))

EC investigation

The European Commission is currently investigating certain agreements, decisions or practices leading to the acquisition of broadcasting rights to football events within the EEA, including the sale of exclusive broadcast rights to Premier League football by The Football Association Premier League Limited (“FAPL”). It is too early to assess whether the investigation will have any impact on the Group’s current agreements for FAPL rights, which were notified to the European Commission on June 21, 2002 seeking either a clearance or exemption from Article 81 of the EC Treaty. The FAPL has also notified the rules of the FAPL to the European Commission.((1))

Ireland

The Group is currently not regulated by the Irish national telecommunication regulatory authority, the Office of the Director of Telecommunication Regulation (“ODTR”).The services offered by the Group fall under the jurisdiction of Oftel and the ITC in the UK. On August 16, 2002 the ODTR published a consultation document in respect of the implementation, in Ireland, of a package of new directives concerning the electronic communications sector adopted by the European Union in April 2002. It is possible, depending on how they are implemented, that the ODTR may seek to regulate the Group’s Irish operations. In addition, the Government of Ireland has indicated it may introduce a list of designated events (pursuant to the Broadcasting (Major Events Television Coverage) Act 1999) in respect of television coverage in Ireland of certain events of major importance to Irish society. The Irish Cabinet adopted such a list of events on October 15, 2002, and is expected to present it to the Parliament shortly thereafter. It is too early to say what impact this legislation (following the introduction of the list) may have on our business in Ireland.

(1) Where a company infringes the Competition Act 1998 through abusing a dominant position it may be fined up to 10% of its total UK turnover for each year it is found to be in breach, up to a maximum of three years. If a company infringes Article 81 of the EC Treaty, it may be fined up to 10% of total annual group worldwide turnover. In addition, third parties may be entitled to seek damages where they have suffered loss as a result of an infringement of UK or EC competition law.

27.  Transactions with related parties and major shareholders

(a)  Transactions with major shareholders

News Corporation, through its subsidiaries, issued Exchangeable Trust Originated Preferred Securities (“Exchangeable TOPrS”), Trust Originated Preferred Securities (“TOPrS”) and warrants in November 1996. The warrants may ultimately enable their holders to purchase our ordinary shares or American Depositary Shares (“ADSs”) representing our ordinary shares, from News America Incorporated (“News America”), a subsidiary of News Corporation.

News Corporation has entered into an agreement with the Group pursuant to which it has been agreed that, for so long as News Corporation directly or indirectly holds an interest of 30% or more in us, News Corporation will not engage in the business of satellite broadcasting in the UK or Ireland.

As far as is known to the Group, there are no arrangements the operation of which may at a subsequent date result in a change of control of the Company.

The Company and Group conduct business transactions on a normal commercial basis with, and receive a number of services from, shareholder companies or members of their groups and associated undertakings.

A number of transactions are conducted with members of the News Corporation Group. These companies include 20th Century Fox, NDS Group plc (“NDS”), Broadsystems Ventures Limited (“BVL”), Fox Kids Europe Limited (acquired by Walt Disney Corporation in October 2001), STAR Television Group (“STAR”) and Asia Today Limited (formerly Zee TV Limited) with which the Group has significant contracts.

20th Century Fox supplied programming with a total value of £55.9 million in the year (2001: £44.8 million), the majority of which is supplied under arrangements extending to December 2004, with a variable annual value dependent on the number of films supplied.

The Group is party to two agreements with NDS, an affiliate of Holdco. One agreement is for analog (VideoCrypt) and runs through to June 2004, the other is for digital (VideoGuard) and runs through to September 2010 (extendable to September 2013). These grant to the Group the rights to use and authorize others to use NDS smartcards in the UK and Ireland. The amount paid or accrued by the Group to NDS for smart cards and encryption services for fiscal 2002 was £44.5 million (2001: £46.1 million; 2000: £50.0 million). The arrangements with NDS are comparable to those which the Group believes it could obtain from unaffiliated third parties. Fees are payable to NDS in connection with the use of VideoCrypt and VideoGuard by third parties licensed by the Group.

The Group has a number of contracts with NDS for the supply of digital equipment, of which £5.1 million (2000: nil; 2000: £5.7 million) was paid during the year.

BVL supplied telephony services with a value of £2.0 million during the year (2001: £2.2 million). The Group also earned £1.0 million (2001: nil) from BVL in respect of telephony services.

The Group purchased sports rights from subsidiaries of the News Corporation Group for £3.4 million during the year (2001: £3.0 million).

During the year £2.2 million (2001: £2.4 million) was earned from Fox Kids Europe Limited and Asia Today Limited for the provision of transponder capacity and subscriber and support services respectively. Carriage fees of £10.0 million (2001: £9.3 million) were paid for the supply of Fox Kids, a children’s television channel, pursuant to an agreement with Fox Kids Europe Properties SARL and Fox Kids Europe Limited.

During the year £0.9 million (2001: £0.4 million) was earned from STAR for the provision of transponder capacity, and carriage fees of £1.2 million (2001: £0.3 million) were paid to STAR for the supply of programming.

Certain other related party transactions are entered into with shareholders, also in the normal course of business. These include the purchase of advertising in media owned by shareholders of £4.9 million (2001: £5.8 million), digital transponder and uplink revenues received totalling £0.4 million (2001: £0.2 million), programming related fees received of £0.2 million (2001: £0.9 million), rent paid on premises of £0.4 million (2001: £0.4 million) and £1.1 million (2001: £1.8 million) earned by the Group for the sale of airtime to shareholders.

Balances payable to members of The News Corporation Group, a major shareholder, analysed by activity:

	2001	2002
	£m	£m
Programming	10.8	18.2
Encryption services	5.8	2.2
Other	1.7	—

	18.3	20.4

Balances receivable from members of The News Corporation Group, a major shareholder, analysed by activity:

	2001	2002
	£m	£m
Transponders	0.9	0.4
Other	1.0	0.6

	1.9	1.0

In November 1996, News Corporation, through subsidiaries, issued Exchangeable TOPrS, in a private placement to certain institutions. The Exchangeable TOPrS are exchangeable for certain other securities of subsidiaries of News Corporation, including warrants entitling the holders to purchase the Company’s ordinary shares, or ADSs representing the Company’s ordinary shares, from News America. The aggregate number of the Company’s ordinary shares subject to such warrants is 90,098,598. Upon the exercise of a warrant, News America has the right to elect to pay the holder in cash, in ordinary shares or ADSs, or any combination thereof. The warrants are redeemable at the option of News America, on or after November 12, 2001, and expire on November 12, 2016. News Corporation and News America have agreed to indemnify the Group and our directors, officers, agents and employees against certain liabilities arising out of or in connection with the TOPrS.

In July 1999, Vivendi S.A. merged with Pathé and acquired its then 12.68% direct stake and 11.80% indirect stake in us, through BSB Holdings Limited.

Between December 22, 2000, and October 3, 2001, shares of the combined stake were sold, leaving the direct stake, then registered to Vivendi Universal S.A., at 11.22% and the indirect stake at 10.78%. On October 6, 2001, 21.20% of the combined stake was transferred to Deutsche Bank AG (“Deutsche”) in an equity swap. Deutsche announced it ceased to be interested in the shares on May 21, 2002.

Accordingly, both Vivendi Universal S.A. and Deutsche fall under the US GAAP definition of “principal owners” during the three years ended June 30, 2002, and transactions with these parties are disclosed as related party transactions under US GAAP.

During fiscal 2002, the Group supplied Vivendi Group (“Vivendi”) companies with programming of a total value of £1.3 million (2001: £1.4 million; 2000: £0.4 million). The Group purchased programming rights from Vivendi of £52.2 million (2001: £27.1 million, 2000: £3.3 million). As at June 30, 2002, the Group owed Vivendi £19.4 million (2001: £0.2 million; 2000: nil) in respect of programming and was owed £0.1 million (2001: nil; 2000: nil) in respect of programming.

As at June 30, 2002, Deutsche had loaned the Group £24.0 million under the £750 million RCF. The accrued interest charge on these amounts was £0.6 million at June 30, 2002.

(b)  Transactions with joint ventures

All transactions with joint ventures are in the normal course of business.

	2001	2002
	£m	£m
Revenue	25.9	23.0
Operating costs	43.4	53.9

Revenues are primarily generated from the provision of transponder capacity, marketing and support services together with commissions receivable. Operating costs represents fees payable for channel carriage.

	2001	2002
	£m	£m
Funding to joint ventures (see note 14)	217.9	224.7
Amounts owed by joint ventures (see note 17)	11.2	15.2

There were no transactions in the normal course of business with KirchPayTV, a significant joint venture until February 8, 2002 (2001 and 2000: none).

Prior to the acquisition completion on May 9, 2001, a number of transactions were conducted with BiB. During the period from July 1, 2000 to May 9, 2001 (“the period”) £16.6 million (2000: £28.1 million) was earned from BiB for the provision of transponder capacity and customer management services. Debenture interest of £6.6 million (2000: £3.2 million) and uncommitted loan interest of £3.4 million (2000: nil) was earned from BiB during the period from July 1, 2000 to May 9, 2001.

During fiscal 2001 BiB offered customers acquiring digital set-top boxes and dishes the benefit of an interactive discount if the customer agreed to enter into an interactive discount contract with BiB for a minimum period of 12 months. The interactive discount reduced the price of the set-top box and dish to new and transition customers. Interactive discounts payable by BiB for the period were £113.2 million (2000: £236.7 million).

(c)  Other transactions with related parties

Elisabeth Murdoch is the daughter of a Director of the Company, Rupert Murdoch, and owns 64% of the ordinary share capital of Shine Entertainment Limited. During 2001, the Group acquired 3,400 ordinary shares (4% of the ordinary share capital) in Shine Entertainment Limited at an initial cost of £0.5 million as part of a production agreement to December 31, 2003. The Group also has an option over a further 3,400 Ordinary Shares if the production agreement is extended for a further two years. During the year the Group incurred development and production costs for television under this agreement of £1.3 million (2001: £0.3 million). As at June 30, 2002 there were no outstanding amounts due to or from Shine Entertainment Limited (2001: nil).

John Thornton is a Non-Executive Director of BSkyB Group plc and is also President and Co-Chief Operating Officer of the Goldman Sachs Group Inc. and a member of their Board of Directors. In fiscal 2000, fees and expenses totalling £6.6 million were payable to the Goldman Sachs Group Inc. relating to advisory fees on the acquisition of 24% of KirchPayTV, advisory fees on the Sports Internet Group offer and underwriting and selling commissions relating to share issues. Following the incorporation of Goldman Sachs, John Thornton ceased to have a partnership interest.

Allan Leighton is one of BSkyB Group plc’s Non-Executive Directors and is also Deputy Chairman of Leeds United plc. The Group has a 9.1% equity interest in Leeds United plc and has been appointed the exclusive commercial and media agent for certain commercial and audiovisual rights available for exploitation by such company or its affiliates.

In addition to the foregoing, we have engaged in a number of transactions in the ordinary course of our business, all of which have been transacted on an arms length basis with companies of which some of our Directors are also directors.

28.  Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

(i)  Differences giving rise to accounting adjustments

The Group’s accounts are prepared in accordance with GAAP applicable in the UK, which differ in certain significant respects from those applicable in the US.

The following is a summary of the approximate effects on operating profit (loss), net income (loss), shareholders’ funds (deficit) and on certain other balance sheet items if US GAAP were to be applied instead of UK GAAP. A translation of amounts for the year ended June 30, 2002 from pounds sterling to US dollars at £1: $1.5347 (the noon buying rate in New York on June 28, 2002) has been included solely for the convenience of the reader.

	Year Ended June 30,			Convenience translation
	2000	2001	2002	2002
	£m	£m	£m	$m
	(except per share data)
Operating (loss) profit:
Operating (loss) profit under UK GAAP	(20)	93	55	84
Adjustments:
Amortization of goodwill—subsidiary(1)	(12)	(14)	(27)	(41)
Transition provision(3)	(213)	(151)	(19)	(29)
Employee stock based compensation(4)	(2)	(15)	(14)	(21)
Derivative accounting(5)	—	(22)	14	21
Capitalized interest(6)	—	—	(2)	(3)
Provision for loss on disposal of subsidiary(9)	—	(10)	—	—
Fixed asset investments(10)	—	(59)	(37)	(58)

Operating loss before cumulative effect of a change in accounting principle	(247)	(178)	(30)	(47)
Cumulative effect on prior years (to June 30, 2000) of implementation of SFAS 133(5)	—	2	—	—

Operating loss under US GAAP	(247)	(176)	(30)	(47)

Net Income:
Loss after tax (“net loss”) under UK GAAP	(198)	(539)	(1,383)	(2,122)
Adjustments:
Amortization of goodwill—subsidiary(1)	(12)	(14)	(27)	(41)
Amortization and impairment of goodwill—joint venture(1)	5	30	358	549
Transition provision(3)	(213)	(174)	(19)	(29)
Employee stock based compensation(4)	(2)	(15)	(14)	(21)
Derivative accounting(5)	—	(22)	14	21
Capitalized interest(6)	(2)	(1)	—	—
Deferred taxation on US GAAP adjustments(7)	64	59	—	—
Deferred taxation(7)	(7)	—	—	—
Provision for loss on disposal of subsidiary(9)	—	—	(10)	(15)
Amounts (written off) written back to fixed asset investments(10)	—	(20)	20	30
Share of joint venture’s loss on sale of investment(11)	14	69	—	—
Share of results of joint ventures(14)	—	—	14	21

Net loss before cumulative effect of a change in accounting principle	(351)	(627)	(1,047)	(1,607)
Cumulative effect on prior years (to June 30, 2000) of implementation of SFAS 133(5)	—	2	—	—

Net loss under US GAAP	(351)	(625)	(1,047)	(1,607)

Basic and fully diluted loss per share under US GAAP (before cumulative effect of accounting change)(8)	(20.1p )	(33.9p )	(55.5p )	(85.2c )

Basic and fully diluted loss per share under US GAAP (after cumulative effect of accounting change)(8)	(20.1p )	(33.8p )	(55.5p )	(85.2c )

Loss per ADS under US GAAP (before cumulative effect of accounting change)(8)	(120.6p )	(203.4p )	(333.0p )	(511.2c )

Loss per ADS under US GAAP (after cumulative effect of accounting change)(8)	(120.6p )	(202.8p )	(333.0p )	(511.2c )

	As at June 30,			Convenience translation
	2000	2001	2002	2002
	£m	£m	£m	$m
Shareholders’ funds (deficit):
Capital and reserves under UK GAAP	797	1,061	(301)	(462)
Adjustments:
Goodwill—subsidiary(1)	331	441	400	614
Goodwill—joint venture(1)	(392)	(354)	26	39
ESOP(2)	(28)	(19)	(42)	(64)
Transition provision(3)	193	19	—	—
Employee stock based compensation(4)	9	10	26	39
Derivative accounting(5)	—	(20)	(6)	(9)
Capitalized interest(6)	9	8	8	12
Deferred taxation(7)	(49)	10	10	15
Fixed asset investments(10)	23	(53)	(9)	(14)
Share of joint venture’s interest in own shares(11)	(212)	—	—	—
Deferred consideration(13)	—	(253)	(253)	(388)

Shareholders’ funds (deficit) under US GAAP	681	850	(141)	(218)

Total assets:
Under UK GAAP	3,280	3,877	2,201	3,378
Adjustments:
Goodwill—subsidiary(1)	331	441	400	614
Goodwill—joint venture(1)	(392)	(354)	26	39
ESOP(2)	(28)	(19)	(42)	(64)
Derivative accounting(5)	—	136	74	114
Capitalized interest(6)	9	8	8	12
Deferred taxation(7)	(49)	10	10	15
Fixed asset investments(10)	23	(53)	(9)	(14)
Share of joint venture’s interest in own shares(11)	(212)	—	—	—
Installation costs(12)	98	163	185	284

Under US GAAP	3,060	4,209	2,853	4,378

Total liabilities:
Under UK GAAP	(2,483)	(2,816)	(2,502)	(3,840)
Adjustments:
Transition provision(3)	193	19	—	—
Employee stock based compensation(4)	9	10	26	39
Derivative accounting(5)	—	(156)	(80)	(123)
Installation revenues(12)	(98)	(163)	(185)	(284)
Deferred consideration(13)	—	(253)	(253)	(388)

Under US GAAP	(2,379)	(3,359)	(2,994)	(4,596)

Notes

(1)  Goodwill

Under UK GAAP prior to July 1, 1998, goodwill arising on acquisitions was eliminated against reserves. From July 1, 1998, the UK Financial Reporting Standard (“FRS”) 10 “Goodwill and intangible assets” required future goodwill to be capitalized, although, as permitted by FRS 10, goodwill previously written off has not been restated on the balance sheet. On disposal or closure of a previously acquired business, any goodwill previously written off to reserves will be included in calculating the profit or loss on disposal. Where capitalized goodwill is regarded as having a limited useful economic life, FRS 10 provides that, the cost is amortized on a straight-line basis over that life, of up to 20 years. Impairment reviews, as required by FRS 11 “Impairment of fixed assets and goodwill”, are carried out to ensure that goodwill is not carried at above the recoverable amount. Any amortization or impairment write-downs are charged to the profit and loss account.

Under US GAAP, goodwill is recognized in the balance sheet and amortized by charges against income over its useful life, which is not to exceed 40 years. The Group considered various factors in determining its amortization period, including competitive, legal, regulatory and other factors. As required by APB No. 17, the Group limited its amortization period to the specified maximum life of 40 years. Any amortization or impairment write-downs are also charged to the profit and loss account.

For US GAAP purposes, goodwill has been accounted for at amortized cost, less provision for impairment. Whenever events or changes in circumstances indicate that current net book value may not be recoverable, the net book value is compared to the undiscounted net cash flows estimated to be generated by such goodwill. When these undiscounted cash flows are less than net book value, a provision for impairment is recorded to write down the net book value of the goodwill to the value in use by reference to discounted net future cash flows. From fiscal 2003 no further amortization will be charged on existing or future goodwill and annual impairment reviews will be performed, following the adoption of SFAS 142 (see adoption of new standards below).

Under UK GAAP, provisions for impairment may be written back. Under US GAAP the restoration of a previously recognized impairment loss is prohibited. Under UK GAAP, the fair value of consideration is determined as at the date the acquisition becomes unconditional. Under US GAAP the fair value is based on the share price prior to and post the date of agreement and announcement of the acquisition.

The goodwill adjustment relates to the acquisition of Sky Television Limited (“Sky”), the acquisition of an additional 9.5% economic interest in Granada Sky Broadcasting, the acquisition of a 24% interest in KirchPayTV on April 14, 2000, the acquisition of the remaining 67.5% interest in BiB, 47.6% on May 9, 2001 and 19.9% on June 28, 2001, the acquisition of 5% of WAP TV (see (4) below) and the write-back (under UK GAAP) of a provision for loss on disposal of Surrey Sports (see (9) below).

Sky and Granada Sky Broadcasting

The goodwill of £491 million arising on the acquisition of Sky on November 3, 1990 (reduced by £20 million for the restatement of a shareholder loan to fair value as at the date of acquisition and by £33 million from July 1, 1993, for the SFAS No. 109 treatment of acquisition adjustments) is being amortized under US GAAP on a straight-line basis over 40 years, from November 4, 1990. Goodwill arising on the acquisition of Granada Sky Broadcasting in March 1998 of £32 million is being amortized over a 20 year period from July 1, 1998.

BiB

Goodwill arising on the acquisition of the Group’s 67.5% interest in BiB was £542 million under UK GAAP (after fair value adjustments), based on the fair value of the Group’s shares on May 9, 2001, for the acquisition of the 47.6% interest and June 28, 2001, for the acquisition of the remaining 19.9% interest. Under US GAAP, the goodwill arising was £664 million (after fair value adjustments), based on the fair value of the Group’s shares on July 17, 2000 for the acquisition of the 47.6% interest and May 14, 2001 for the acquisition of the remaining 19.9%. The goodwill is being amortized on a straight-line basis over seven years from the dates of acquisition.

KirchPayTV

Goodwill arising on the acquisition of the Group’s interest in KirchPayTV was £1,252 million under UK GAAP, based on the fair value of the Group’s shares as at April 14, 2000, and £858 million under US GAAP, based on the fair value of the Group’s shares as at December 3, 1999. All such amounts are stated net of a deemed disposal of a 1.97% interest which arose in August and September 2000. As at December 31, 2001, a provision of £985 million was recorded against KirchPayTV goodwill under UK GAAP following an impairment review under FRS 11, taking the value of the investment to nil. Under US GAAP, the amount written off was £643 million, again taking the value of the investment to nil. Under UK GAAP £13.5 million of the provision was subsequently released to match the recognition of KirchPayTV losses from January 1, 2002 to February 8, 2002 from which date no further losses were recognized under UK GAAP. Under US GAAP no such release was made as no further losses were recognized after December 31, 2001, under US GAAP. At June 30, 2002, the net book value of our investment in KirchPayTV was nil under both UK and US GAAP.

From acquisition until April 1, 2001, KirchPayTV goodwill was amortized over a period of 20 years under both UK and US GAAP. From April 1, 2001 it was considered appropriate to revise KirchPayTV’s useful economic life from 20 to seven years, and so until December 31, 2001, the goodwill was amortized over a period of seven years under both UK and US GAAP. Following the impairment review reducing the carrying value of the investment to nil at December 31, 2001, there has been no further amortization of KirchPayTV goodwill under US GAAP.

Under UK GAAP, goodwill arising on acquisition of the KirchPayTV joint venture is treated as a sterling denominated balance, calculated at the historical exchange rate when the transaction was completed, and is therefore not retranslated at the period end. Under US GAAP, this goodwill has been treated as a Deutschmark denominated balance and has been retranslated at the period end with the foreign exchange gain of £9 million (fiscal 2001: gain of £24 million) being recognized in shareholders’ funds. Following the impairment review, the goodwill balance has not been retranslated since December 31, 2001.

(2)  Employee Share Ownership Plan (“ESOP”)

As at June 30, 2002, the ESOP held some 6.6 million (fiscal 2001: 3.4 million) Ordinary Shares of the Company, at an average value of £6.39 per share (fiscal 2001: £5.68 per share). Under US GAAP these are classified within shareholders’ funds rather than within investments under UK GAAP. During the year to June 30, 2002, the ESOP subscribed for a further 0.9 million shares at £7.44, a further 3.0 million shares at £6.71 and utilized 0.7 million shares for the exercise of share options under the BSkyB Key Contributor Plan.

(3)  Transition provision

Under UK GAAP, a provision of £58 million was recognized during fiscal 2000, in addition to a provision of £450 million recognized during fiscal 1999. These provisions were in respect of the net costs of the marketing promotion committed to by the Group, to transition its existing analog subscribers to its digital service. Of the total provision, £19 million was utilized during the period (fiscal 2001: £174 million; fiscal 2000: £271 million). There is no unutilized element of the provision remaining as at June 30, 2002.

Under UK GAAP (namely FRS 12) a provision is recognized when a legal or constructive obligation exists as a result of a past event or action and it is probable that a transfer of economic benefit will be required to settle the obligation. Under EITF 94-3 of US GAAP, a provision should only be recognized when the Company has a legal commitment. Although EITF 94-3 has been superseded by SFAS 146, this standard only applies prospectively to provisions made after December 31, 2002, has not yet been adopted by the Group (see adoption of new standards below) and therefore has no impact on the transition provision.

(4)  Employee stock based compensation

Under UK GAAP, a charge is recorded in the profit and loss account in relation to options for any difference between the market price and exercise price on the date of grant. The charge is allocated on a straight-line basis over the vesting period of the options. Under US GAAP, for performance related options deemed as variable plans under APB 25, compensation expense is measured as the difference between the quoted market price at the date when the number of shares is known (the date the performance conditions are satisfied) and the exercise price; the cost is recognized over the period the employee performs related services. Since the ultimate compensation is unknown until the performance conditions are satisfied, estimates of compensation expense are recorded before the measurement date based on the quoted market price of the common shares at the intervening dates in situations where it is probable that the performance conditions will be attained. For options which will unconditionally vest, deemed as fixed plans under APB No. 25, the excess between the market price and the exercise price on the date of the grant is charged against income over the vesting period of the options.

In accordance with US GAAP, the cost of compensatory stock options is charged against operating income in the profit and loss account and recognized within shareholders’ funds in the balance sheet. The additional US GAAP charge for fiscal 2002 amounts to £15 million (fiscal 2001: £15 million; fiscal 2000: £2 million). The cumulative balance sheet effect in fiscal 2002 amounts to a decrease in UK GAAP accruals of £26 million (fiscal 2001: £10 million; fiscal 2000: £9 million).

Under UK GAAP, National Insurance is accrued over the vesting period of the share options. Under EITF 00-16 of US GAAP, the accrual for National Insurance should be recognized on the date of the event triggering the measurement and payment of tax to the tax authority, the exercise date. The additional US GAAP credit arising for fiscal 2002 amounts to £3 million (fiscal 2001 and 2000: nil).

Contingent payments, in the form of the Company’s shares, to the selling shareholders of WAP TV Limited are linked to their continuing employment within the Group. Under UK GAAP these amounts are included as purchase consideration in calculating goodwill. Under US GAAP, these payments are classified as stock based compensation and as such are recorded within shareholders’ funds and are being amortized over the period of contingency, between 13 and 28 months from the date of acquisition. The US GAAP stock compensation charge for fiscal 2002 amounts to £2 million (fiscal 2001 and 2000: nil).

The US GAAP reconciling adjustments to employee stock based compensation are summarized as follows:

	Year ended June 30,			Convenience translation
	2000	2001	2002	2002
	£m	£m	£m	$m
Operating (loss) profit
Additional US GAAP cost of compensatory stock options	(2)	(15)	(15)	(23)
Reversal of UK GAAP National Insurance cost	—	—	3	5
Additional US GAAP cost of WAP TV stock compensation	—	—	(2)	(3)

	(2)	(15)	(14)	(21)

	Year ended June 30,			Convenience translation
	2000	2001	2002	2002
	£m	£m	£m	$m
Shareholders’ funds
Additional US GAAP cost of compensatory stock options	9	10	22	33
Reversal of UK GAAP National Insurance cost	—	—	3	5
Additional US GAAP cost of WAP TV stock compensation	—	—	1	1
	9	10	26	39

(5)  Derivative accounting

Under UK GAAP, investments or financial derivative instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as hedges at the inception of the contract. Receipts and payments on interest rate instruments are recognized on an accruals basis, over the life of the instrument. Gains and losses hedging forecast transactional cash flows are recognized in the hedged periods. Under UK GAAP, all derivative contracts have been accounted for on the basis that they are hedging applicable monetary items. Under UK GAAP, commercial activities denominated in foreign currencies are recorded in sterling at actual exchange rates as at the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instrument. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end or, if hedged, at the appropriate hedged rate.

Under US GAAP, the Group has applied SFAS No. 133 as of July 1, 2000, but is marking all derivatives to market on the basis that such derivatives have not been sufficiently designated against monetary items to allow the Group to hedge account under SFAS No. 133. As such, all derivative contracts have been recorded in the balance sheet at market value at the year end (with changes in fair value being charged to operating income) and all monetary assets and liabilities have been retranslated at spot rates. The net gain present on the date of adopting this accounting as at July 1, 2000, has been recorded as a cumulative change in accounting principle in the profit and loss account.

(6)  Capitalized interest

Under UK GAAP, the capitalization of interest is not required and the Group expenses interest charges to the profit and loss account in the year in which they are incurred. Under US GAAP, interest charges on funds invested in the construction of major capital assets are capitalized and depreciated over the average life of the assets concerned.

Cumulative capitalized interest on assets under construction as at June 30, 2002 amounted to £8 million (fiscal 2001: £8 million; fiscal 2000: £9 million). During fiscal 2002, interest of £2 million was capitalized, and depreciation of £2 million was charged in respect of assets under construction.

(7)  Deferred taxation

Under UK GAAP, deferred tax is recognized in respect of timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. A net deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it is regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

Under US GAAP, deferred tax liabilities related to temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax bases) are fully provided and future taxation benefits are recognized as deferred tax assets to the extent their realization is more likely than not.

Under UK GAAP, as at June 30, 2002, there is a deferred tax asset of £39 million (2001: £144 million; 2000: £168 million), which arose principally as a result of losses and certain exceptional items booked in fiscal 1999 and fiscal 2000 which were associated with the launch of digital television and the termination of analog operations. In addition, under UK GAAP, there is an Advance Corporation Tax (“ACT”) debtor of £85 million (2001: £85 million; 2000: £85 million). Under US GAAP the ACT amount is treated as a deferred tax asset.

Under US GAAP, at June 30, 2002, there is a gross deferred tax asset of £833 million (2001: £330 million; 2000: £205 million); offset by a valuation allowance of £699 million (2001: £90 million; 2000: nil). The net deferred tax asset is comprised as follows:

	Deferred tax 2000	Deferred tax 2001			Deferred tax 2002
	Gross and net asset	Gross asset	Valuation provision	Net asset	Gross asset	Valuation provision(iv)	Net asset
	£m	£m	£m	£m	£m	£m	£m
ACT(i)	85	85	—	85	85	—	85
Future tax depreciation	3	6	—	6	31	(5)	26
Operating losses carried forward(ii)	107	217	(90)	127	225	(202)	23
Fixed asset investments(iii)	—	—	—	—	478	(478)	—
Other timing differences	10	22	—	22	14	(14)	—

	205	330	(90)	240	833	(699)	134

(i)	Fiscal 2000, 2001 and 2002 all include ACT recoverable, under UK and US GAAP, of £14 million in respect of proposed dividends as at June 30, 1999.

(ii)	The losses carried forward are available indefinitely to shelter future taxable profits.

(iii)	In fiscal 2002, the write-down of fixed asset investments, principally KirchPayTV, resulted in a gross deferred tax asset related to capital losses which would arise on disposal of such investments. Such losses can be carried forward with no expiration date.

(iv)	The increase in the valuation provision in fiscal 2002 is as a result of the impairment charge made in respect of the Group’s investments in KirchPayTV at December 31, 2001 and potential capital losses related to KirchPayTV. Included within the June 30, 2002 valuation provision is £61 million recognized in respect of acquired operations. Any reversal in these provisions would be allocated to reduce goodwill.

The US GAAP tax charge (benefit), which wholly relates to UK corporation tax on continuing operations, comprises:

	2001	2002
	%	%
UK corporation tax rate	30.0	30.0
Permanent differences:
—Goodwill—subsidiary	(2.6)	(4.6)
—Goodwill—joint ventures	(3.2)	(2.6)
—Other	(1.6)	(1.0)
Fixed asset investments	—	(20.1)
Charges relating to prior periods	(0.1)	—
Joint venture losses	(15.9)	(2.8)
Valuation provision	(1.3)	(10.2)

US GAAP income tax charge (benefit)	5.3	(11.3)

(8)  Per share data

Loss per share under UK GAAP and US GAAP for the year ended June 30, 2002 is calculated using the weighted average number of Ordinary Shares in issue during the year of 1,887,375,018 (2001: 1,847,057,433; 2000: 1,744,379,069). The weighted average number of shares under UK GAAP and US GAAP excludes Ordinary Shares held by the ESOP.

Loss per ADS has been calculated for each year using the weighted average number of ADRs outstanding on the basis of 1 ADR for 6 Ordinary Shares.

(9)  Provision for loss on disposal of subsidiary

Under UK GAAP, in fiscal 2001 the £10 million provision for the disposal of Surrey Sports was taken below operating profit. Under US GAAP this amount has been reclassified within operating profit. In fiscal 2002, the provision was reversed under UK GAAP. Under US GAAP this reversal is prohibited.

(10)  Fixed asset investments

Under UK GAAP, a fixed asset investment in a publicly traded entity, which is not equity accounted or consolidated on a group basis, is recorded at cost, less any provision for permanent diminution in value. Amounts provided against these investments are charged to the profit and loss account below operating profit.

Under US GAAP, the Group has accounted for these investments as “available for sale” assets and have therefore marked-to-market such investments, with any movements in the carrying values net of tax being taken to other comprehensive income until realized. Market value must be determined by reference to quoted market prices irrespective of the size of the Group’s interest. Provisions for other than temporary impairments are charged to operating profit and the restoration of a previously recognized impairment loss is prohibited. The premium to market value of investments acquired is charged to the profit and loss account.

The US GAAP reconciling adjustments to fixed asset investments, within operating (loss) profit, are summarized as follows:

	Year ended June 30,			Convenience translation
	2000	2001	2002	2002
	£m	£m	£m	$m
Write-down of football club investments(a)	—	(19)	(41)	(63)
Write-down of new media investments(b)	—	(39)	—	—
Other	—	(1)	4	5

	—	(59)	(37)	(58)

(a)	In fiscal 2001, under US GAAP a provision of £19 million was taken against football club investments (no such write-down was taken under UK GAAP). In fiscal 2002 a £60 million provision was taken against football club investments under UK GAAP as an exceptional item below operating (loss) profit. Under US GAAP this was reduced by the £19 million provision taken in fiscal 2001, and was reclassified within operating (loss) profit.

(b)	In fiscal 2001, under UK GAAP, a £39 million provision was taken against new media investments as an exceptional item below operating (loss) profit. Under US GAAP the provision was reclassified within operating (loss) profit.

The US GAAP reconciling adjustments to fixed asset investments, within net income, are summarized as follows:

	Year ended June 30,			Convenience translation
	2000	2001	2002	2002
	£m	£m	£m	$m
Write-down of football club investments	—	(19)	19	29
Other	—	(1)	1	1

	—	(20)	20	30

The US GAAP reconciling adjustments to fixed asset investments, within assets and shareholders funds, are summarized as follows:

	Year ended June 30,			Convenience translation
	2000	2001	2002	2002
	£m	£m	£m	$m
Mark-to-market of football club investments	23	(52)	(7)	(11)
Mark-to-market of new media investments	—	—	(2)	(3)
Other	—	(1)	—	—

	23	(53)	(9)	(14)

(11)  Share of joint venture’s interest in own shares

Under UK GAAP, the Group’s share in KirchPayTV’s loss on the sale of its holding of shares in the Company was recognized in the profit and loss account in fiscal 2001 and fiscal 2000. Under US GAAP, the Group’s share of KirchPayTV’s loss on the sale of its holding of such shares was treated as a capital transaction and taken through equity in fiscal 2001 and fiscal 2000.

Under UK GAAP, as at June 30, 2000, the Group’s share of KirchPayTV’s remaining holding of shares in the Company was shown within investments in joint ventures. Under US GAAP, at June 30, 2000, the Group’s share of KirchPayTV’s holding of shares in the Company was shown within equity.

(12)  Installation revenues and costs

Under UK GAAP, installation revenues are recognized once the installation is complete. Under US GAAP, installation revenues are recognized over the period that a customer is expected to remain a Sky subscriber (fiscal 2002: 9.1 years; fiscal 2001: 9.4 years; fiscal 2000: 9.4 years), which is based on the current churn rate. Installation costs directly attributable to the income deferred are recognized over the same period under US GAAP. Where installation costs exceed installation revenues, the excess costs are charged in the profit and loss account immediately upon installation of the set-top box under US GAAP.

In the year to June 30, 2002, under UK GAAP, installation revenues of £44 million (2001: £80 million; 2000: £104 million) were recognized. Under US GAAP, deferred revenue in respect of installations amounted to £185 million (2001: £163 million; 2000: £98 million). Under US GAAP installation costs, which are expensed immediately under UK GAAP, have been deferred to match and equal installation revenues; therefore at June 30, 2002, deferred costs in respect of installations also amounted to £185 million (2001: £163 million; 2000: £98 million). Installation revenues (which are matched by installation costs) that have been recognized during the year amount to £22 million (2001: £15 million; 2000: £6 million).

The net impact on both operating profit and net income of these US GAAP adjustments is nil in fiscals 2002, 2001 and 2000.

(13)  Deferred consideration

Under UK GAAP, deferred consideration of £253.2 million relating to the Group’s acquisition of BiB may be issued as shares or loan notes. Our Board has determined that there is no genuine commercial possibility that loan notes will be issued and therefore under UK GAAP this deferred consideration is included in shareholders’ funds within shares to be issued. Under US GAAP, it is classified within liabilities.

(14)  Share of results of joint ventures

Under UK GAAP, we recognized KirchPayTV’s losses for the period from January 1, 2002, to February 8, 2002. By February 8, 2002, we considered that our relationship with KirchPayTV had irrevocably changed and that we have not exercised significant influence since that date. Therefore, we believed that from February 8, 2002, it was no longer appropriate to account for our investment in KirchPayTV as a joint venture under UK GAAP, and ceased to account for KirchPayTV’s losses using the gross equity method from that date. As we have no intention of providing any future funding to KirchPayTV, an amount of £13.5 million was released from the provision against the carrying value of the investment made at December 31, 2001, matching our share of KirchPayTV’s losses for the period from January 1, 2002 to February 8, 2002.

Under US GAAP, when the carrying amount of an equity-accounted investment is reduced to zero, the investor ordinarily should discontinue applying the equity method and should not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee. If the investee subsequently reports net income, the investor should resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period equity accounting was suspended, or where there is an expectation that the investee will return to a profit making position in the foreseeable future.

Under US GAAP, the carrying value of the KirchPayTV investment was reduced to nil at December 31, 2001, as a result of the impairment in carrying value at that date and therefore under US GAAP we ceased to recognize losses from December 31, 2001. As no losses were recognized in the period from January 1, 2002 to February 8, 2002 under US GAAP, the £13.5 million write-back of losses under UK GAAP appears as a US GAAP net income reconciling item.

The summarized financial information for KirchPayTV at September 30, 2001, is as follows:

Group’s share of KirchPayTV (as adjusted) Six months to September 30, 2001
£m
Turnover	57.0

Operating loss	(57.1)
Net interest payable	(3.0)

Loss before taxation	(60.1)

Fixed assets	134.3

Current assets	45.2

Liabilities due within one year	(104.8)

Liabilities due after more than one year	(131.9)

(15)  Consolidated Statements of Financial Performance

Turnover

Under UK GAAP, amounts receivable from disposal of programming rights not acquired for use by the Group and in respect of provision to third party broadcasters of spare transponder capacity are classified within “operating expenses, net”. Under US GAAP, these amounts are classified within “turnover”.

Under UK GAAP, gaming costs are shown within “operating expenses, net.” Under US GAAP, gaming costs are offset against gaming revenues within “turnover.”

Exceptional items

Under UK GAAP, exceptional items are material items which derive from events or transactions that fall within the ordinary activities of a reporting entity and which individually or, if of a similar type aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. US GAAP does not allow the presentation of exceptional items and such items would not be presented as such under US GAAP.

Non-operating profits

Under UK GAAP, profits or losses on disposals of operations and fixed assets, and provisions for fixed asset investments are recognized below operating profit under FRS 3. Under US GAAP, such items would be presented as components of discontinued operations and operating profit respectively.

Under UK GAAP, the share of joint ventures’ operating results excludes our share of joint ventures’ interest, our share of joint ventures’ exceptional items and our share of joint ventures’ tax. These amounts are included within “Interest payable and similar charges” or “Interest receivable and similar income”, “Exceptional Items” and “Taxation charge” respectively. Under US GAAP all of these amounts are included within “Equity in earnings (losses) of affiliates”.

(16)  Consolidated Balance Sheet

Under UK GAAP, long-term debtors (including prepaid programme rights and transponder rentals) are classified as “debtors falling due after more than one year” within current assets. Under US GAAP long-term debtors are classified within other non-current assets.

Under UK GAAP, deferred tax assets are classified within debtors falling due within one year or debtors falling due after more than one year. Under US GAAP deferred tax assets are classified within “other current assets” or “other non-current assets”.

Under UK GAAP fixed asset investments are classified under the heading investments within fixed assets. Under US GAAP fixed asset investments are classified within other non-current assets.

Under UK GAAP investments in joint ventures are classified under the heading investments within fixed assets. Under US GAAP investments in joint ventures are classified as investments in equity affiliates.

Under UK GAAP, shares held by the ESOP are classified as investments in own shares within fixed assets. Under US GAAP, shares held by the ESOP are classified as “shares in employees trusts” within shareholders’ funds.

(17)  Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows prepared under UK GAAP in accordance with FRS 1 (Revised) presents substantially the same information as that required under US GAAP. Under US GAAP however, there are certain differences from UK GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents. Cash flow under UK GAAP represents increases or decreases in “cash”, which comprises cash in hand and deposits repayable on demand and overdrafts. Under US GAAP, cash flow represents increases or decreases in “cash and cash equivalents”, which includes short-term, highly liquid investments with original maturities of less than three months, and excludes overdrafts.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends, management of liquid resources and financing activities. Under US GAAP however, only three categories of cash flow activity are reported, being operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance are, with the exception of servicing of shareholder finance, included as operating activities under US GAAP. The servicing of shareholder finance would be included under financing activities under US GAAP.

A reconciliation between the consolidated statements of cash flows presented in accordance with UK GAAP and US GAAP is presented below:

	Year Ended June 30,			Convenience translation 2002
	2000	2001	2002
	£m (audited)	£m (audited)	£m (audited)	$m (unaudited)
Operating Activities
Cash flow from operating activities under UK GAAP	(232)	39	250	383
Interest received and similar income	10	5	9	14
Interest paid and similar charges on external finance	(74)	(119)	(141)	(216)
Interest element of finance lease Payments	(1)	(2)	(1)	(1)
Corporation tax (paid) received	(24)	(16)	23	35

Net cash (used in) provided by operating activities under US GAAP	(321)	(93)	140	215

Investing activities
Net cash outflow from capital expenditure and financial investment under UK GAAP	(100)	(158)	(127)	(195)
Acquisitions	(333)	(16)	—	—
Funding to joint ventures	(80)	(137)	(12)	(18)
Repayments of funding from joint ventures	2	—	5	7

Net cash used in investing activities under US GAAP	(511)	(311)	(134)	(206)

Financing activities
Cash inflow (outflow) from financing under UK GAAP	1,063	347	(180)	(276)

Net cash provided by financing activities under US GAAP	1,063	347	(180)	(276)

Net (decrease) increase in cash and cash equivalents under US GAAP	231	(57)	(174)	(267)

Cash and cash equivalents under US GAAP at the beginning of the period	50	281	224	344
Cash and cash equivalents under US GAAP at the end of the period	281	224	50	77

(ii)  Additional US GAAP Disclosures

(a)  Stock-based compensation

In October 1995, FASB Statement 123 “Accounting for Stock-Based Compensation” was issued. The Company adopted the disclosure provisions of FASB Statement 123 in 1997, but opted to remain under the expense recognition provisions of Accounting Principles Board (“APB”) Opinion No 25, “Accounting for Stock Issued to Employees” in accounting for options granted under the share option schemes. The additional US GAAP charge (net of credits arising due to forfeiting of options) included in the Profit and Loss Account for all the share option schemes under APB 25 was £17 million (2001: £15 million; 2000: £2 million). Had compensation expense for share options granted under these schemes been determined based on fair value at the grant dates consistent with the method required in accordance with FASB Statement 123, the Company’s net income and earnings per share for 2000, 2001 and 2002 would have been reduced to the pro-forma amounts shown below:

	2000		2001		2002
Loss under US GAAP:
As reported	£(351	)m	£(625	)m	£(1,047	)m
Pro Forma	£(358	)m	£(638	)m	£(1,055	)m
Loss per share under US GAAP:
As reported	(20.1	)p	(33.8	)p	(55.5	)p
Pro Forma	(20.5	)p	(34.6	)p	(55.9	)p

The movement in stock-based awards outstanding during the three years ended June 30, 2002 is summarized in the following table:

	Number of shares subject to option or grant	Weighted average exercise price
Outstanding at June 30, 1999	15,417,688	£4.68
Granted during fiscal 2000	8,689,425	£6.73
Lapsed during fiscal 2000	(875,303)	£4.98
Cancelled during fiscal 2000	(347,477)	£4.04
Exercised during fiscal 2000	(2,959,841)	£4.37

Outstanding at June 30, 2000	19,924,492	£5.65
Granted during fiscal 2001	17,232,761	£9.85
Lapsed during fiscal 2001	(513,319)	£10.48
Cancelled during fiscal 2001	(293,629)	£13.54
Exercised during fiscal 2001	(2,808,136)	£5.28

Outstanding at June 30, 2001	33,542,169	£7.69
Granted during fiscal 2002	16,280,669	£7.83
Lapsed during fiscal 2002	(1,639,388)	£8.61
Cancelled during fiscal 2002	(66,170)	£8.78
Exercised during fiscal 2002	(5,104,577)	£5.64

Outstanding at June 30, 2002	43,012,703	£7.95

The awards outstanding as at June 30, 2002 can be summarized as follows:

Scheme	Number of Ordinary Shares
Approved and Unapproved Executive Share Options	32,522,881
Sharesave Scheme Options	3,113,822
LTIP Options	6,043,875
KCP	1,332,125

43,012,703

Included within the total awards outstanding as at June 30, 2002, were 31,851,759 options (2001: 24,211,160) granted under the Executive Schemes and 6,043,875 options under the LTIP (2001: 3,064,500), which may be exercised in the final year before their lapsing date, regardless of meeting performance criteria, provided that the employee remains in employment with the Group. There were also 3,113,822 Sharesave Scheme options outstanding as at June 30, 2002 (2001: 2,745,182) to which no performance criteria are attached.

Also included within the above analysis are 167,125 shares awarded under the 2000 KCP. Under UK GAAP these are not disclosed within share options, as they were an award of shares with no option attached. Under US GAAP they have been subject to variable plan accounting in accordance with APB 25.

The weighted average fair value of options granted in fiscal 2002 was estimated at approximately £4.77 as of the date of grant using the Black-Scholes stock option pricing model (2001: £5.13; 2000: £3.13), based on the following weighted average assumptions: no annual dividend; annual standard deviation (volatility) of 44% (2001: 38%; 2000: 32%); risk free interest rate of 4.31% (2001: 5.51%; 2000: 5.48%) and expected term of 9.4 years (2001 and 2000: 7.5 years).

Additionally, the weighted average exercise price and fair value for options granted in fiscal 2002 with an exercise price below the market price at grant were estimated at £6.11 and £3.49 respectively. For options granted in fiscal 2002 with an exercise price equal to market price at grant date, the weighted average exercise price and fair value at grant date were estimated at £8.00 and £4.90 respectively.

The exercise prices for options outstanding at June 30, 2002 ranged from £0.50 to £16.27, with a weighted average exercise price of £7.95 and a weighted average remaining contractual life of 6.8 years.

The following table summarizes information about the stock options outstanding at June 30, 2002:

	Options outstanding			Options currently exercisable
Range of exercise prices	Number	Weighted average remaining contractual life	Weighted average exercise price	Number	Weighted average exercise price
£0.50-£1.00	124,267	7.3 years	£0.98	1,147	£0.50
£2.00-£3.00	187,632	2.4 years	£2.54	187,632	£2.54
£3.00-£4.00	550,894	2.4 years	£3.70	88,052	£3.76
£4.00-£5.00	742,221	2.5 years	£4.58	88,763	£4.25
£5.00-£6.00	4,991,958	3.4 years	£5.15	4,391,958	£5.05
£6.00-£7.00	6,525,027	4.5 years	£6.34	—	—
£7.00-£8.00	10,756,751	9.4 years	£7.88	169,124	£7.18
£8.00-£9.00	4,290,332	6.7 years	£8.32	121,289	£8.95
£9.00-£10.00	10,999,579	8.2 years	£9.85	6,094,121	£9.88
£10.00-£11.00	3,186,376	5.0 years	£10.07	59,534	£10.75
£11.00-£12.00	405,564	8.2 years	£11.42	—	—
£12.00-£13.00	179,363	8.0 years	£12.77	—	—
£13.00-£14.00	41,517	7.8 years	£13.97	—	—
£16.00-£17.00	31,222	7.7 years	£16.27	—	—

	43,012,703	6.8 years	£7.95	11,201,620	£7.72

(b)  Statement of comprehensive loss

	2000	2001	2002	Convenience translation 2002
	£m	£m	£m	$m
Net loss in accordance with US GAAP	(351)	(625)	(1,047)	(1,607)
Other comprehensive income, net of tax:
Unrealised gain (loss) on certain fixed asset investments	32	(56)	24	37
Foreign exchange gains (losses) recorded in cumulative translation reserve	7	(28)	11	17
Profit on deemed disposals	—	14	—	—

Net comprehensive loss in accordance with US GAAP	(312)	(695)	(1,012)	(1,553)

In fiscal 2002, there was no tax impact on the above reconciling items (fiscal 2001 and 2000: nil).

At June 30, 2002, the cumulative effect on US GAAP reserves was £9 million for fixed asset investments (2001: £52 million), £10 million for foreign exchange losses (2001: £21 million) and £14 million for deemed disposals (2001: £14 million).

(c)  Adoption of new standards

SFAS No. 142 “Goodwill and other intangible assets”

Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board

Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS No. 142 intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 will not be amortized. On adoption the Group may need to record a cumulative effect adjustment to reflect the impairment of previously recognized intangible assets. In addition, goodwill on prior business combinations will cease to be amortized. Had the Group adopted SFAS No. 142 at July 1, 2001 the Group would not have recorded a goodwill amortization charge of £145 million in relation to its subsidiaries nor a goodwill amortization charge of £69 million in relation to its joint ventures. The Group has not determined the impact that these Statements will have on intangible assets or whether a cumulative effect adjustment will be required upon adoption.

SFAS No. 143, “Accounting for Asset Retirement Obligations”

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income.

SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Group will adopt SFAS for fiscal 2003 and does not anticipate that the adoption will have a material impact on its results of operations or its financial position.

SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”. While it supersedes portions of APB Opinion 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale.

SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of SFAS 144 are generally to be applied prospectively.

The Group expects to adopt SFAS 144 for fiscal 2003 and has not yet determined the impact that it will have on its results of operations, financial position or cash flows.

SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”)

In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS 145. SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and classified as an extraordinary item, net of any income tax. An entity is not prohibited from classifying such gains and losses as extraordinary items, as long as they meet the criteria in paragraph 20 of APB No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. In addition, SFAS 145 requires that capital leases that are modified so that the resulting lease arrangement is classified as an operating lease, are accounted for in the same manner as sale-leaseback transactions. The rescission of SFAS No. 4, “Reporting Gains and Loss from Extinguishment of Debt” is effective for fiscal years beginning after May 15, 2002. Any gain or loss on extinguishments of debt that was previously classified as an extraordinary item would be reclassified to other income (expense). The remainder of the statement is generally effective for transactions occurring after May 15, 2002. The Group expects to adopt SFAS 145 for fiscal 2003 and has not yet determined the impact that adoption of SFAS 145 will have on its results of operations, its financial position or its cash flows.

SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”)

In June 2002, the FASB issued SFAS 146. SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 replaces Emerging Issues Task Force (“EITF”) No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Group does not currently anticipate that adoption of SFAS 146 will have a material impact on its results of operations or its financial position.

(d)  Concentration of credit risk

The Group does not have any significant concentrations of credit risk.

29.  Financing arrangements

At June 30, 2002 the Group’s balance sheet showed net liabilities of £300.7 million. The Directors consider that the operating cash flows of the Group, together with its own bank facilities, will be sufficient to cover the Group’s projected operating requirements and to settle or refinance the Group’s other liabilities as they fall due. Accordingly the accounts are prepared on a going concern basis.

30.  Supplemental guarantor information

From time to time the Company may issue debt securities which are guaranteed, on a full and unconditional basis, by the Company’s two main wholly owned operating subsidiaries, British Sky Broadcasting Limited and Sky Subscribers Services Limited. The Company has issued in the US public debt market in October 1996 US$300 million of 7.300% Guaranteed Notes repayable in October 2006, and in February 1999 US$600 million of 6.875% Guaranteed Notes repayable in February 2009. In July 1999 the Company issued US$650 million and £100 million of Regulation S/144A bonds with SEC registration rights repayable in July 2009 at rates of 8.200% and 7.750% respectively.

Supplemental condensed consolidating financial information for the guarantors is presented below prepared in accordance with the Group’s accounting policies set out on pages F-7 to F-11, except to the extent that investments in subsidiaries have been accounted for by the equity method and push down accounting has been applied for subsidiaries as required by the Securities and Exchange Commission. The Group’s accounting policies are in accordance with UK GAAP. This supplemental financial information should be read in conjunction with the Consolidated Financial Statements.

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

As at June 30, 2001(2)

(£ millions)

	(3) British Sky Broadcasting Group plc	(1)(3) Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and eliminations	BSkyB Group and Subsidiaries
Fixed assets
Intangible assets	—	—	789	—	789
Tangible assets	2	285	29	—	316
Investments
—Joint ventures	—	—	1,164	—	1,164
—Own shares	—	19	—	—	19
—Investment in football clubs and new media	121	—	2	—	123
—Investments in subsidiary undertakings under the equity method	2,592	22	496	(3,110)	—

	2,715	326	2,480	(3,110)	2,411

Current assets
Stocks	—	353	71	—	424
Debtors: Amounts due after one year
Third party debtors	146	144	35	—	325
Debtors: Amounts due within one year
Intragroup debtors	1,139	539	2	(1,680)	—
Third party debtors	2	369	122	—	493
Cash at bank and in hand	—	217	7	—	224

	1,287	1,622	237	(1,680)	1,466

Creditors
Amounts falling due within one year
Intragroup creditors	(776)	(1,272)	(424)	2,472	—
Third party creditors	(53)	(821)	(117)	—	(991)

	(829)	(2,093)	(541)	2,472	(991)

Net current assets (liabilities)	458	(471)	(304)	792	475

Total assets less current liabilities	3,173	(145)	2,176	(2,318)	2,886

Creditors
Amounts falling due after one year
Intragroup borrowings	(354)	—	(310)	664	—
Third party borrowings	(1,758)	(9)	(1)	—	(1,768)
Other	—	(14)	—	—	(14)

	(2,112)	(23)	(311)	664	(1,782)
Provisions	—	(27)	(16)	—	(43)

	1,061	(195)	1,849	(1,654)	1,061

Capital and reserves—equity
Called-up share capital	944	10	810	(820)	944
Share premium account	2,378	242	1,838	(2,080)	2,378
Shares to be issued	257	—	—	—	257
Profit and loss account	(2,859)	(447)	(1,968)	2,415	(2,859)
Application of push down accounting	—	—	205	(205)	—
Other reserves	341	—	964	(964)	341

TOTAL CAPITAL AND RESERVES	1,061	(195)	1,849	(1,654)	1,061

Reconciliation to US GAAP:
Capital and reserves under UK GAAP	1,061	(195)	1,849	(1,654)	1,061
Adjustments:
Goodwill	87	—	87	(87)	87
ESOP	(19)	(19)	—	19	(19)
Transition provision	19	19	—	(19)	19
Employee stock based compensation	10	10	—	(10)	10
Derivative accounting	(20)	(9)	—	9	(20)
Capitalized interest	8	8	—	(8)	8
Deferred taxation	10	4	—	(4)	10
Fixed asset investments	(53)	—	(1)	1	(53)
Deferred consideration	(253)	—	—	—	(253)

Shareholders’ funds under US GAAP	850	(182)	1,935	(1,753)	850

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

As at June 30, 2002(2)

(£ millions)

	(3) British Sky Broadcasting Group plc	(1)(3) Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Reclassifications and eliminations	BSkyB Group and Subsidiaries
Fixed assets
Intangible assets	—	—	657	—	657
Tangible assets	2	323	18	—	343
Investments —Joint ventures	—	—	22	—	22
—Own shares	—	42	—	—	42
—Investment in football clubs and new media	61	1	3	—	65
—Investments in subsidiary undertakings under the equity method	1,392	104	580	(2,076)	—

	1,455	470	1,280	(2,076)	1,129

Current assets
Stocks	—	365	49	—	414
Debtors: Amounts due after one year Third party debtors	60	85	62	—	207
Debtors: Amounts due within one year Intragroup debtors	952	603	601	(2,156)	—
Third party debtors	4	335	62	—	401
Cash at bank and in hand	—	42	8	—	50

	1,016	1,430	782	(2,156)	1,072

Creditors
Amounts falling due within one year Intragroup creditors	(418)	(1,153)	(577)	2,148	—
Third party creditors	(49)	(782)	(74)	—	(905)

	(467)	(1,935)	(651)	2,148	(905)

Net current assets (liabilities)	549	(505)	131	(8)	167

Total assets less current liabilities	2,004	(35)	1,411	(2,084)	1,296

Creditors
Amounts falling due after one year Intragroup borrowings	(736)	—	(211)	947	—
Third party borrowings	(1,569)	(8)	—	—	(1,577)
Other	—	(15)	(1)	—	(16)

	(2,305)	(23)	(212)	947	(1,593)
Provisions	—	—	(4)	—	(4)

	(301)	(58)	1,195	(1,137)	(301)

Capital and reserves—equity
Called-up share capital	947	10	877	(887)	947
Share premium account	2,410	242	2,242	(2,484)	2,410
Shares to be issued	256	—	—	—	256
Profit and loss account	(4,180)	(310)	(3,491)	3,801	(4,180)
Application of push down accounting	—	—	657	(657)	—
Other reserves	266	—	910	(910)	266

TOTAL CAPITAL AND RESERVES	(301)	(58)	1,195	(1,137)	(301)

Reconciliation to US GAAP:
Capital and reserves under UK GAAP	(301)	(58)	1,195	(1,137)	(301)
Adjustments:
Goodwill	426	—	426	(426)	426
ESOP	(42)	(42)	—	42	(42)
Employee stock based provision	26	26	—	(26)	26
Derivative accounting	(6)	(25)	—	25	(6)
Capitalized interest	8	8	—	(8)	8
Deferred taxation	10	10	—	(10)	10
Fixed asset investments	(9)	—	(3)	3	(9)
Deferred consideration	(253)	—	—	—	(253)

Shareholders’ funds under US GAAP	(141)	(81)	1,618	(1,537)	(141)

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the year ended June 30, 2000(2)

(£ millions)

	(3) British Sky Broadcasting Group plc	(1)(3) Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and eliminations	BSkyB Group and Subsidiaries
Turnover	—	1,806	538	(497)	1,847
Operating expenses, net	—	(1,837)	(543)	513	(1,867)

Operating (loss) profit	—	(31)	(5)	16	(20)
Share of results of joint ventures	—	(100)	(50)	—	(150)
Share of (losses) profits of subsidiary undertakings	(102)	26	—	76	—
Loss on sale of fixed asset investment	(1)	—	—	—	(1)

(Loss) profit on ordinary activities before interest and taxation	(103)	(105)	(55)	92	(171)
Interest receivable and similar income	83	10	136	(218)	11
Interest payable and similar charges
—on external financing	(93)	(5)	(5)	—	(103)
—intragroup interest	(136)	(41)	(41)	218	—
Amounts written off investments	—	—	(121)	121	—

(Loss) profit on ordinary activities before taxation	(249)	(141)	(86)	213	(263)
Taxation	51	15	(29)	28	65

(Loss) profit for the year	(198)	(126)	(115)	241	(198)

Reconciliation to US GAAP:
Net (loss) profit under UK GAAP	(198)	(126)	(115)	241	(198)
Adjustments:
Amortization of goodwill	(7)	—	(7)	7	(7)
Transition provision	(213)	(213)	—	213	(213)
Employee stock based compensation	(2)	(2)	—	2	(2)
Capitalized interest	(2)	(2)	—	2	(2)
Deferred taxation	57	66	—	(66)	57
Share of joint venture’s loss on sale of investment	14	—	14	(14)	14

Net (loss) profit under US GAAP	(351)	(277)	(108)	385	(351)

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the year ended June 30, 2001(2)

(£ millions)

	(3) British Sky Broadcasting Group plc	(1)(3) Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and eliminations	BSkyB Group and Subsidiaries
Turnover	—	2,314	535	(543)	2,306
Operating expenses, net	—	(2,136)	(626)	549	(2,213)

Operating (loss) profit	—	178	(91)	6	93
Share of results of joint ventures	—	(131)	(323)	198	(256)
Share of (losses) profits of subsidiary undertakings	(163)	(39)	—	202	—
Joint ventures’ goodwill amortization	—	—	(101)	—	(101)
Provision against investments	—	—	(10)	—	(10)
Loss on sale of fixed asset investment	—	—	(70)	—	(70)

(Loss) profit on ordinary activities before interest and taxation	(163)	8	(595)	406	(344)
Interest receivable and similar income	82	16	120	(197)	21
Interest payable and similar charges
—on external financing	(124)	(1)	(28)	—	(153)
—intragroup interest	(60)	(90)	(47)	197	—
Amounts written off investments	(286)	—	(1,126)	1,373	(39)

(Loss) profit on ordinary activities before taxation	(551)	(67)	(1,676)	1,779	(515)
Taxation	12	(34)	(2)	—	(24)

(Loss) profit for the year	(539)	(101)	(1,678)	1,779	(539)

Reconciliation to US GAAP:
Net (loss) profit under UK GAAP	(539)	(101)	(1,678)	1,779	(539)
Adjustments:
Amortization of goodwill	16	—	16	(16)	16
Transition provision	(174)	(174)	—	174	(174)
Employee stock based compensation	(15)	(15)	—	15	(15)
Derivative accounting	(22)	(9)	—	9	(22)
Capitalized interest	(1)	(1)	—	1	(1)
Deferred taxation	59	55	—	(55)	59
Amounts written off fixed asset investments	(20)	—	(1)	1	(20)
Share of joint venture’s loss on sale of investment	69	—	69	(69)	69

Net (loss) profit before cumulative effect of a change in accounting principle	(627)	(245)	(1,594)	1,839	(627)
Cumulative effect on prior years (to June 30, 2000) of implementation of SFAS 133	2	—	—	—	2

Net (loss) profit under US GAAP	(625)	(245)	(1,594)	1,839	(625)

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the year ended June 30, 2002(2)

(£ millions)

	(3) British Sky Broadcasting Group plc	(1)(3) Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and eliminations	BSkyB Group and Subsidiaries
Turnover	—	2,745	616	(585)	2,776
Operating expenses, net	—	(2,538)	(780)	597	(2,721)

Operating profit (loss)	—	207	(164)	12	55
Share of results of joint ventures	—	—	(76)	—	(76)
Share of (losses) profits of subsidiary undertakings	(43)	69	—	(26)	—
Joint ventures’ goodwill amortization	—	—	(1,070)	—	(1,070)
Release of provision against investments	—	—	10	—	10
Profit on sale of fixed asset investment	—	—	2		2

(Loss) profit on ordinary activities before interest and taxation	(43)	276	(1,298)	(14)	(1,079)
Interest receivable and similar income	97	19	41	(146)	11
Interest payable and similar charges
—on external financing	(142)	(1)	(5)	—	(148)
—intragroup interest	(26)	(110)	(10)	146	—
Amounts written off investments	(1,206)	—	—	1,146	(60)

(Loss) profit on ordinary activities before taxation	(1,320)	184	(1,272)	1,132	(1,276)
Taxation	(63)	(30)	(14)	—	(107)

(Loss) profit for the year	(1,383)	154	(1,286)	1,132	(1,383)

Reconciliation to US GAAP:
Net (loss) profit under UK GAAP	(1,383)	154	(1,286)	1,132	(1,383)
Adjustments:
Amortization and impairment of goodwill	331	—	331	(331)	331
Transition provision	(19)	(19)	—	19	(19)
Employee stock based compensation	(14)	(14)	—	14	(14)
Derivative accounting	14	(16)	—	16	14
Provision for loss on disposal of subsidiaries	(10)	—	(10)	10	(10)
Amounts written back to fixed asset investments	20	—	1	(1)	20
Share of results of joint ventures	14	—	14	(14)	14

Net (loss) profit under US GAAP	(1,047)	105	(950)	845	(1,047)

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW

For the year ended June 30, 2000(2)

(£ millions)

	British Sky Broadcasting Group plc	(1) Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and eliminations	BSkyB Group and Subsidiaries
Operating activities
Operating loss	—	(31)	(5)	16	(20)
Depreciation charges	—	50	2	—	52
Increase in stock	—	(1)	—	—	(1)
Decrease (increase) in debtors	11	(65)	(27)	—	(81)
Increase in creditors	—	(2)	—	—	(2)
Transition provision not utilized	—	(180)	—	—	(180)

Net cash inflow (outflow) from operating activities	11	(229)	(30)	16	(232)
Returns on investments and servicing of finance Interest received and similar income	1	9	—	—	10
Interest paid and similar charges	(74)	(1)	—	—	(75)

Net cash inflow (outflow) from returns on investments and servicing of finance	(73)	8	—	—	(65)
Taxation
Consortium relief paid	—	(24)	—	—	(24)

Taxation paid	—	(24)	—	—	(24)
Capital expenditure and financial investment
Payments to acquire tangible fixed assets	—	(58)	—	—	(58)
Payments to acquire fixed asset investments	(21)	—	(27)	—	(48)
Receipt of government grants	—	1	—	—	1
Receipt from sales of fixed asset investments	5	—	—	—	5

Net cash outflow from capital expenditure and financial investment	(16)	(57)	(27)	—	(100)
Acquisitions
Funding to joint ventures	—	(80)	—	—	(80)
Repayments of funding from joint ventures	—	2	—	—	2
Payments made in the acquisition of joint ventures	—	—	(333)	—	(333)

Net cash outflow from acquisitions	—	(78)	(333)	—	(411)

Net cash (outflow) inflow before management of liquid resources and financing	(78)	(380)	(390)	16	(832)

Management of liquid resources
Increase in short term deposits	—	(155)	—	—	(155)
Financing
Proceeds from issue of ordinary shares	360	—	—	—	360
Increase (decrease) in total external debt	847	—	(150)	—	697
Loans from (to) group companies	(1,121)	592	545	(16)	—
Payments made on the issue of ordinary shares	(8)	—	—	—	(8)

Net cash inflow (outflow) from financing	78	592	395	(16)	1,049

Increase in cash	—	57	5	—	62

(Increase) decrease in net debt	274	(380)	(390)	16	(480)

Reconciliation to US GAAP Net cash (used in) provided by operating activities	(62)	(245)	(30)	16	(321)
Net cash used in investing activities	(16)	(135)	(360)	—	(511)
Net cash provided by financing activities	78	606	395	(16)	1,063

Net increase in cash and cash equivalents	—	226	5	—	231
Cash and cash equivalents under US GAAP at the beginning of the year	—	50	—	—	50

Cash and cash equivalents under US GAAP at the end of the year	—	276	5	—	281

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW

For the year ended June 30, 2001(2)

(£ millions)

	British Sky Broadcasting Group plc	(1) Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and eliminations	BSkyB Group and Subsidiaries
Operating activities
Operating profit (loss)	—	178	(91)	6	93
Depreciation charges	—	59	12	—	71
Amortization charges	—	—	44	—	44
(Increase) decrease in stock	—	(39)	(4)	—	(43)
Decrease (increase) in debtors	2	(43)	18	—	(23)
Increase (decrease) in creditors	6	140	(82)	—	64
Deferred revenue released	—	(4)	—	—	(4)
Movement on provisions	—	(174)	11	—	(163)

Net cash inflow (outflow) from operating activities	8	117	(92)	6	39
Returns on investments and servicing of finance
Interest received and similar income	—	5	—	—	5
Interest paid and similar charges	(119)	(2)	—	—	(121)

Net cash (outflow) inflow from returns on investments and servicing of finance	(119)	3	—	—	(116)
Taxation
Consortium relief paid	—	(16)	—	—	(16)

Capital expenditure and financial investment
Payments to acquire fixed assets	—	(127)	(6)	—	(133)
Payments to acquire fixed asset investments	(25)	(1)	—	—	(26)

Net cash outflow from capital expenditure and financial investment	(25)	(128)	(6)	—	(159)
Acquisitions and disposals
Purchase of subsidiary undertakings	(27)	—	—	—	(27)
Net cash acquired with subsidiary undertakings	—	—	12	—	12
Funding to joint ventures	—	—	(137)	—	(137)

Net cash outflow from acquisitions and disposals	(27)	—	(125)	—	(152)

Net cash (outflow) inflow before management of liquid resources and financing	(163)	(24)	(223)	6	(404)

Management of liquid resources
Decrease in short term deposits	—	85	—	—	85
Financing
Proceeds from issue of ordinary shares	7	—	—	—	7
Increase in total external debt	358	—	—	—	358
Loans (to) from group companies	(198)	(20)	224	(6)	—
Payments made on the issue of ordinary shares	(4)	—	—	—	(4)

Net cash inflow (outflow) from financing	163	(20)	224	(6)	361

Increase in cash	—	41	1	—	42

(Increase) decrease in net debt	(160)	(25)	(223)	6	(402)

Reconciliation to US GAAP Net cash (used in) provided by operating activities	(111)	104	(92)	6	(93)
Net cash used in investing activities	(52)	(128)	(131)	—	(311)
Net cash provided by financing activities	163	(34)	224	(6)	347

Net (decrease) increase in cash and cash equivalents	—	(58)	1	—	(57)
Cash and cash equivalents under US GAAP at the beginning of the year	—	276	5	—	281

Cash and cash equivalents under US GAAP at the end of the year	—	218	6	—	224

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW

For the year ended June 30, 2002(2)

(£ millions)

	British Sky Broadcasting Group plc	(1) Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and eliminations	BSkyB Group and Subsidiaries
Operating activities
Operating profit (loss)	—	207	(164)	12	55
Depreciation charges	—	70	11	—	81
Amortization charges	—	—	118	—	118
(Increase) decrease in stock	—	(12)	22	—	10
Decrease (increase) in debtors	—	88	13	—	101
Increase (decrease) in creditors	—	(39)	(41)	—	(80)
Deferred revenue released	—	(1)	—	—	(1)
Movement on provisions	—	(26)	(8)	—	(34)

Net cash inflow from operating activities	—	287	(49)	12	250
Returns on investments and servicing of finance
Interest received and similar income	1	8	—	—	9
Interest paid and similar charges	(141)	(1)	—	—	(142)

Net cash (outflow) inflow from returns on investments and servicing of finance	(140)	7	—	—	(133)

Taxation
Consortium relief received	—	—	23	—	23

Capital expenditure and financial investment
Payments to acquire fixed assets	—	(96)	(5)	—	(101)
Receipt from sales of intangible assets	—	—	1	—	1
Purchase of own shares	—	(27)	—	—	(27)

Net cash outflow from capital expenditure and financial investment	—	(123)	(4)	—	(127)
Acquisitions and disposals
Funding to joint ventures	—	—	(12)	—	(12)
Repayment of funding from joint ventures	—	—	5	—	5

Net cash outflow from acquisitions and disposals	—	—	(7)	—	(7)

Net cash (outflow) inflow before management of liquid resources and financing	(140)	171	(37)	12	6

Management of liquid resources	—	70	—	—	70
Decrease in short term deposits
Financing
Proceeds from issue of ordinary shares	14	—	—	—	14
Decrease in total external debt	(190)	(2)	—	—	(192)
Loans (to) from group companies	318	(345)	39	(12)	—
Payments made on the issue of ordinary shares	(2)	—	—	—	(2)

Net cash (outflow) inflow from financing	140	(347)	39	(12)	(180)

(Decrease) increase in cash	—	(106)	2	—	(104)

(Increase) decrease in net debt	(128)	171	(37)	12	18

Reconciliation to US GAAP
Net cash (used in) provided by operating activities	(140)	294	(26)	12	140
Net cash used in investing activities	—	(123)	(11)	—	(134)
Net cash provided by financing activities	140	(347)	39	(12)	(180)

Net (decrease) increase in cash and cash equivalents	—	(176)	2	—	(174)
Cash and cash equivalents under US GAAP at the beginning of the year	—	218	6	—	224

Cash and cash equivalents under US GAAP at the end of the year	—	42	8	—	50

See notes to supplemental guarantor information.

Notes to Supplemental Guarantor Information

(1)  The Guarantors are:

British Sky Broadcasting Limited	Operates and distributes the Sky Channels and markets the Sky Distributed Channels to DTH viewers.
Sky Subscribers Services Limited	Provides ancillary functions supporting the DTH broadcasting operations of its parent company, British Sky Broadcasting Limited, and others.

(2)  Certain reclassifications were made to conform all of the financial information to the financial presentation of the Group. The principal elimination entries relate to investments in subsidiaries and intercompany balances.

(3)  Investments in Group subsidiaries are accounted for by their parent company under the equity method of accounting for the purposes of the supplemental combining presentation only. Under the equity method, earnings of subsidiary undertakings are reflected in the parent company’s investment account and earnings. Where all or part of loans to loss making subsidiary undertakings have been written off, the effect of accounting by the equity method has been to reverse these write-offs.

(4)  Separate financial statements of the subsidiary guarantors are not included herein because the Company has determined that such financial statements are not material to investors.

31.    Subsequent events

On August 1, 2002, formal insolvency proceedings were opened for KirchPayTV. The purpose of formal insolvency proceedings under German law is to satisfy the creditors by realizing the assets of the insolvent company and distributing the proceeds to the creditors. The method of realization, i.e. asset sale or sale as going concern, is determined by the insolvency trustee who reports to and consults with the creditors. The entity’s shareholders and general partners do not have a formal position in the insolvency proceedings. The Group does not expect to receive any proceeds from the insolvency proceedings of KirchPayTV.

On September 13, 2002, formal insolvency proceedings were opened for Taurus Holding. All of Taurus Holding’s principal subsidiaries, Kirch Media, Kirch Beteilingungs and KirchPayTV had filed for insolvency by this date and both Kirch Media and KirchPayTV had opened formal insolvency proceedings by that date. The Group continues to monitor the situation carefully insofar as it relates to its interest in KirchPayTV and its put option to Taurus Holding and the Group continues to believe that it is unlikely to receive a significant amount, if any amount, in respect of the put option. This belief has been confirmed by the information in the preliminary report of the preliminary trustee of Taurus Holding, dated as of September 27, 2002, which he submitted to the Munich Court. In the report the preliminary trustee indicated that at that time he believed all the put options in respect of interests in KirchPayTV and Kirch Media to which Taurus Holding is a party (including the Group’s put option) were validly exercisable and at that time he considered them (including the Group’s put option) to be obligations of Taurus Holding. However, the preliminary analysis of the financial position of Taurus Holding as detailed in the report confirms our view that we are unlikely to receive a significant amount, if any amount, in respect of the Group’s put option.

32.  Unaudited information

Pro-forma disclosures

The acquisition of the Group’s subsidiaries SIG and BiB took place during fiscal 2001. Under APB Opinion 16, supplemental pro-forma disclosures for the Group are required, as though these acquisitions had occurred at the beginning of fiscal 2000. These disclosures have been prepared under US GAAP and are set out below:

	Year ended June 30, 2000		Year ended June 30, 2001
	Total		Total
Turnover (£m)	1,838		2,297
Net loss (£m)	(702)		(672)
Net loss per share (pence)	(40.2p	)	(36.4p	)
Net loss per ADS (pence)	(241.2p	)	(218.4p	)

The unaudited pro-forma consolidated financial information has been prepared for illustrative purposes only and includes certain adjustments, such as additional amortization expense as a result of goodwill arising on the acquisition. They do not purport to be indicative of the results of operations that actually would have resulted if the acquisitions had been effective on July 1, 1999.

On December 17, 2002, the OFT announced the conclusion of its investigation and confirmed that the Group has not been found to be in breach of competition law. Such finding by the OFT may be appealed by third parties who have a “sufficient interest” in accordance with the provisions of the Competition Act. For background information see Note 26, Regulatory Update.

On 20 December 2002, the EC Commission issued a Statement of Objections to the FAPL outlining certain concerns in respect of the FAPL’s joint selling of broadcast rights to Premier League football. It is too early to assess whether this will have a material effect on BSkyB. For background information see Note 26, Regulatory Update.

The list of designated events in respect of television coverage in Ireland has now been approved by the Irish Parliament and published in the Official Journal of the European Communities. The legislation entered into force as the Broadcasting (Major Events Television Coverage) Act 1999 (Designation of Major Events) Order 2003 on 26 April 2003. For background information see Note 26, Regulatory Update.

The European Commission is investigating the terms on which movies produced by major US movie studios are supplied to distributors, including pay TV operators, throughout the European Union. BSkyB has co-operated with this investigation. At this stage, BSkyB is unable to determine whether it will have a material effect on BSkyB.